File Nos. 333-116594
                                                                        811-8890
==============================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                    [ ]
     Pre-Effective Amendment No. 1                                         [X]
     Post-Effective Amendment No. __                                       [ ]


REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940            [ ]

     Amendment No. 25                                                      [X]
                      (Check  appropriate  box  or  boxes.)

     LPLA  Separate  Account  One
     ----------------------------
     (Exact  Name  of  Registrant)

     Fidelity Security Life Insurance Company
     ------------------------------------------
     (Name  of  Depositor)

     3130 Broadway, Kansas City, MO                                   64111-2406
     ---------------------------------------------------             -----------
     (Address of Depositor's Principal Executive Offices)             (Zip Code)

Depositor's  Telephone  Number,  including  Area  Code           (800) 648-8624

     Name  and  Address  of  Agent  for  Service
          David James Smith
          Senior Vice President and Secretary
          Fidelity Security Life Insurance Company
          3130 Broadway
          Kansas City, MO 64111-2406
          (800) 648-8624

     Copies  to:
          Judith  A.  Hasenauer
          Blazzard,  Grodd  &  Hasenauer,  P.C.
          P.O.  Box  5108
          Westport,  CT    06881
          (203)  226-7866


APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:

     As soon as practicable after the effective date of the Registration Statement.
------------------------------------------------------------------------------
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
------------------------------------------------------------------------------


Title of Securities Registered:
   Individual Variable Annuity Contracts



                 CROSS REFERENCE SHEET
                (required by Rule 495)

Item No.                                               Location
--------                                       -------------------------

          PART A
Item 1.   Cover Page                           Cover Page

Item 2.   Definitions                          Definitions of Terms Used in
                                               this Prospectus

Item 3.   Synopsis                             Summary

Item 4.   Condensed Financial Information      Not Applicable

Item 5.   General Description of Registrant,
          Depositor, and Portfolio Companies   Fidelity; The Separate
                                               Account; Investment
                                               Options

Item 6.   Deductions and Expenses              Expenses

Item 7.   General Description of Variable
          Annuity Contracts                    The Deferred Variable
                                               Annuity Contract

Item 8.   Annuity Period                       Annuity Payments (The Annuity
                                               Period)

Item 9.   Death Benefit                        Death Benefit

Item 10.  Purchases and Contract Value         How to Purchase the Contracts

Item 11.  Redemptions                          Withdrawals

Item 12.  Taxes                                Taxes

Item 13.  Legal Proceedings                    Not Applicable

Item 14.  Table of Contents of the Statement
          of Additional Information            Table of Contents of the
                                               Statement of Additional
                                               Information

          PART B

Item 15.  Cover Page                           Cover Page

Item 16.  Table of Contents                    Table of Contents

Item 17.  General Information and History      Company

Item 18.  Services                             Not Applicable

Item 19.  Purchase of Securities Being
          Offered.                             Not Applicable

Item 20.  Underwriters                         Distributor

Item 21.  Calculation of Performance Data      Performance Information

Item 22.  Annuity Payments                     Annuity Provisions

Item 23.  Financial Statements                 Financial Statements

                                     PART C

Information required to be included in Part C is set forth under the appropriate Item so numbered in Part C to this Registration Statement.


                                     PART A

                       LPLA SEPARATE ACCOUNT ONE

             FORMERLY OF LONDON PACIFIC LIFE & ANNUITY COMPANY
           AND NOW OF FIDELITY SECURITY LIFE INSURANCE COMPANY

                     SUPPLEMENT DATED ________, 2004

As you have been previously informed, London Pacific entered into a Reinsurance and Assumption Agreement ("Agreement") with Fidelity Security Life Insurance Company ("Fidelity"). Pursuant to the Agreement and the consummation of the transaction contemplated therein, LPLA Separate Account One ("Separate Account") has been reinsured and ultimately assumed by Fidelity. Fidelity is now responsible for providing all of the benefits under the Contracts. You can now look to Fidelity as your new insurance company.

Transfers among the Investment Options of the Separate Account will continue to be permitted. You may make transfers from the Fixed Account to the Investment Options and from the Investment Options to the Fixed Account. You may make withdrawals from the Fixed Account.

At the present time, no additional Contributions can be made to your Contract. However, Fidelity anticipates that Contract Owners will be able to make additional Contributions some time in the future and will inform you when it receives the necessary regulatory approvals to permit such additional Contributions.

For more information, please contact our Annuity Service Center at: 3130 Broadway, Kansas City, MO 64111-2406, (800) 648-8624.



                  INDIVIDUAL DEFERRED VARIABLE ANNUITY CONTRACT
                              WITH A FIXED ACCOUNT
                                    ISSUED BY
                            LPLA SEPARATE ACCOUNT ONE
          FORMERLY OF LONDON PACIFIC LIFE & ANNUITY INSURANCE COMPANY AND NOW OF
                       FIDELITY SECURITY LIFE INSURANCE COMPANY
                                   _________, 2004

This prospectus describes the individual deferred variable annuity contract with a Fixed Account issued by Fidelity Security Life Insurance Company
(Fidelity, or us, ours or we). The annuity contract has a Fixed Account which offers an interest rate which is guaranteed by Fidelity and the following
10 Investment Options:


MFS(R) VARIABLE INSURANCE TRUST:

MFS Investors Growth Stock Series
MFS New Discovery Series
MFS Total Return Series
MFS Value Series

On November 7, 2002, shares of certain portfolios of MFS(R) Variable Insurance Trust were substituted for shares of the portfolios of LPT Variable Insurance Series Trust pursuant to an order issued by the Securities and Exchange Commission.

THE UNIVERSAL  INSTITUTIONAL  FUNDS, INC.

The Universal Institutional Funds High Yield Portfolio
The Universal Institutional Funds International Magnum Portfolio
The Universal Institutional Funds Emerging Markets Equity Portfolio

SCUDDER INVESTMENTS VIT FUNDS:

Scudder VIT Equity 500 Index Fund

FEDERATED INSURANCE SERIES:

Federated Prime Money Fund II
Federated Fund for U.S. Government Securities II


Please read this prospectus carefully before investing and keep it on file for future reference. It contains important information about the Deferred Variable Annuity Contract.


To learn more about the Deferred Variable Annuity Contract with a Fixed Account, you can obtain a copy of the Statement of Additional information (SAI) dated ______, 2004. The SAI has been filed with the Securities and Exchange Commission
(SEC) and is legally a part of this prospectus. The SEC maintains a Web site (http://www.sec.gov) that contains the SAI, material incorporated by reference, and other information regarding companies that file electronically with the SEC. The Table of Contents of the SAI is on Page __ of this prospectus. For a free copy of the SAI, call us at the address below.

The Contracts:

     *    are not bank deposits

     *    are not federally insured

     *    are not endorsed by any bank or government agency

     *    are not guaranteed and may be subject to loss of principal

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INQUIRIES: If you have any questions about your Contract or need more information, please contact us at our Annuity Service Center:

Annuity Administration
3130 Broadway
Kansas City, MO 64111-2406




                                TABLE OF CONTENTS

                                                            PAGE

DEFINITIONS OF TERMS USED IN THIS PROSPECTUS ...........

SUMMARY ................................................

FEE TABLE ..............................................

THE DEFERRED VARIABLE ANNUITY CONTRACT..................
         Ownership......................................
         Assignment.....................................
         Modification of the Contract...................

ANNUITY PAYMENTS (THE ANNUITY PERIOD)....................
         Annuity Date ...................................
         Annuity Payments ...............................
         Annuity Options ................................

HOW TO PURCHASE THE CONTRACTS ...........................
         Contributions ..................................
         Allocation of Contributions ....................
         Free-Look ......................................
         Accumulation Units .............................
         Transfers ......................................

INVESTMENT OPTIONS.......................................
         MFS(R) Variable Insurance Trust.................
         The Universal Institutional Funds, Inc. ........
         Scudder Investments VIT Funds...................
         Federated Insurance Series......................
         Dollar Cost Averaging Program ..................
         Rebalancing Program ............................
         Voting Rights ..................................
         Substitution....................................

PERFORMANCE..............................................

EXPENSES ................................................
         Mortality and Expense Risk Charge...............
         Administrative Charge ..........................
         Distribution Charge ............................
         Contract Maintenance Charge ....................
         Transfer Fee ...................................
         Premium Taxes...................................
         Income Taxes....................................
         Investment Option Expenses......................

TAXES ...................................................
         Annuity Contracts in General...................
         Qualified and Non-Qualified Contracts .........
         Withdrawals - Non-Qualified Contracts ..........
         Withdrawals - Qualified Contracts ..............
         Taxation of Death Benefits......................
         Diversification ................................

WITHDRAWALS...............................................
         Systematic Withdrawal Option ....................
         Suspension of Payments or Transfers .............

DEATH BENEFIT.............................................
       Upon Your Death ...................................
       Death of Annuitant ................................

OTHER INFORMATION.........................................
         Fidelity.........................................
         The Separate Account.............................
         Distribution.....................................

TABLE OF CONTENTS OF THE SAI..............................

APPENDIX .................................................




DEFINITIONS OF TERMS USED IN THIS PROSPECTUS

ACCUMULATION PERIOD - The period of time before the Annuity Date during which you can make Contributions.

ANNUITY DATE - The date on which Annuity Payments begin.

ANNUITY PAYMENTS - The series of payments made to you or someone you choose after the Annuity Date.

ANNUITY PERIOD - The period of time beginning with the Annuity Date during which we make Annuity Payments.

ANNUITY SERVICE CENTER - The office indicated under Inquiries on the first page of this prospectus to which notices, requests and Contributions must be sent.

BUSINESS DAY - Any day the New York Stock Exchange (NYSE) and we are open for business.

CONTRIBUTIONS - The money you invest in the Contract.

FIXED ACCOUNT - A segment of our general account which contains all of our assets with the exception of segregated separate account assets.

INVESTMENT OPTION(S) - Those variable investments available under the Contract.

NON-QUALIFIED CONTRACT - If you purchase the Contract as an individual and not under an individual retirement annuity, it is referred to as a Non-Qualified Contract.

OWNER/JOINT OWNER - The person(s) or entity(ies) entitled to ownership rights under the Contract.

QUALIFIED CONTRACT - If you purchase the Contract under an individual retirement annuity, it is referred to as a Qualified Contract.

SEPARATE ACCOUNT - A segregated asset account maintained by us to support the Deferred Variable Annuity Contract and certain other contracts. The Separate Account is LPLA Separate Account One. The Separate Account is divided into sub-accounts.

WRITTEN REQUEST - A request in writing, in a form satisfactory to us, which is received by the Annuity Service Center.


SUMMARY

The sections in this Summary are explained in more detail later in this prospectus.

THE DEFERRED VARIABLE ANNUITY CONTRACT

This prospectus describes the individual deferred variable annuity contract with a Fixed Account (Contract). The Contract is offered by Fidelity. Previously, the Contract had been issued by London Pacific. Pursuant to an assumption reinsurance transaction, Fidelity is the depositor of the Separate Account (see Other Information - Fidelity Security Life Insurance Company).

The Contract provides for a death benefit and guaranteed payment plans. The Contract has been designed to meet long-term financial goals and is not suitable as a short-term investment. The Contract is not designed to serve as a vehicle for frequent trading.

The Contract allows you the choice to invest in our Fixed Account or the 10 Investment Options. The Investment Options are intended to offer a better return than the Fixed Account. However, this is NOT guaranteed. You can also lose your money.

Under the Contract, you are the Owner. If you own a Non-Qualified Contract, you can name a Joint Owner. The Joint Owner must be your spouse.

ANNUITY PAYMENTS

You can receive Annuity Payments from your Contract by selecting one of the available Annuity Options. You can choose to have Annuity Payments come from the Fixed Account or the Investment Options or both. If you choose to have any portion of the payments come from the Investment Options, the dollar amount of your Annuity Payments may go up or down depending on the investment performance of the Investment Option(s) you select.

HOW TO PURCHASE THE CONTRACT

The Contract requires an initial Contribution of at least $5,000. If you buy the Contract as an Individual Retirement Annuity (IRA), the initial Contribution must be at least $1,000. You can make additional Contributions of at least $1,000 at any time during the Accumulation Period. Your registered representative can help you fill out the proper forms.

INVESTMENT OPTIONS

You can invest in the following Investment Options:

MFS(R) Variable Insurance Trust:

MFS Investors Growth Stock Series
MFS New Discovery Series
MFS Total Return Series
MFS Value Series

On November 7, 2002, shares of certain portfolios of MFS(R) Variable Insurance Trust were substituted for shares of the portfolios of LPT Variable Insurance Series Trust pursuant to an order issued by the Securities and Exchange Commission.

The Universal Institutional Funds, Inc:

The Universal Institutional Funds High Yield Portfolio
The Universal Institutional Funds International Magnum Portfolio
The Universal Institutional Funds Emerging Markets Equity Portfolio

Scudder Investments VIT Funds:

Scudder VIT Equity 500 Index Fund

Federated Insurance Series:

Federated Prime Money Fund II
Federated Fund for U.S. Government Securities II

Depending on market conditions and the performance of the Investment Options you select, you can make or lose money in any of these Investment Options.


EXPENSES

The Contract has insurance features and investment features and there are costs related to each. The fees and charges are as follows:

     Mortality and Expense Risk Charge: 1.25% annually of the average daily net asset value of each Investment Option.

     Administrative Charge: .15% annually of the average daily net asset value of each Investment Option.

     Distribution Charge: .10% annually of the average daily net asset value of each Investment Option.

     Transfer Fee: If you make more than 12 transfers in a Contract year, we deduct a transfer fee which is equal to $20 per transfer, or 2% of the amount transferred (whichever is less).

     Contract Maintenance Charge: Each year, Fidelity deducts a $36 contract maintenance charge from your Contract. The charge is waived if the value of your Contract is at least $50,000.

     Premium Taxes: When you make a withdrawal, begin receiving Annuity Payments or when we pay a death benefit, Fidelity may assess a premium tax charge which ranges from 0% to 4%, depending on the state.

     Investment Option Expenses. There are also investment charges which range from .30 to 1.87% of the average daily value of the Investment Option, depending upon the Investment Option you select.

TAXES

Your earnings are not taxed until you take them out. If you take money out during the Accumulation Period, earnings come out first and are taxed as income. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal tax penalty on the earnings. Payments during the Annuity Period are considered partly a return of your original investment. That part of each payment is not taxable.

A Qualified Contract will not provide any necessary or additional tax deferral if it is used to fund a qualified plan that is tax deferred. However, the Contract has features and benefits other than tax deferral that make it an important investment for a qualified plan. You should consult your tax adviser regarding these features and benefits prior to purchasing a Qualified Contract.


DEATH BENEFIT

If you die, a death benefit will be paid to the Beneficiary.

FREE-LOOK

If you cancel the Contract within 10 days after receiving it (or the period required in your state), we will send your money back. You will receive whatever your Contract is worth on the day we receive your request. This may be more or less than your Contribution. If we are required by law to return your Contribution, we will put your money in the Federated Prime Money Fund II during the free-look period.


                                  FEE TABLE

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time you buy the Contract, surrender the Contract, or transfer Contract value between Investment Options. State premium taxes may also be deducted.

CONTRACT OWNER TRANSACTION EXPENSES

Contingent Deferred Sales Charge         None


Transfer Fee                   No charge for first 12 transfers in a Contract
(See Note 1)                   year. After that, the fee is the lesser of $20
                               or 2% of the amount transferred.

Contract Maintenance Charge    $36 per Contract per Contract year.
(see Note 2)

1. Fidelity will not charge you the transfer fee even if there are more than 12 transfers in a year if the transfer is made at the end of the free-look period and any transfers made pursuant to an approved Dollar Cost Averaging Program or Rebalancing Program.

2. During the Accumulation Period, Fidelity will not charge the contract maintenance charge if the value of your Contract is at least $50,000 or more. However, if you make a complete withdrawal, Fidelity will charge the contract maintenance charge. During the Annuity Period, the full charge will be deducted regardless of the size of your Contract. In the State of North Dakota, the contract maintenance charge is $30.

SEPARATE ACCOUNT ANNUAL EXPENSES
  (as a percentage of average account value)

Mortality and Expense Risk Charge..................... 1.25%
Administrative Charge.................................  .15%
Distribution Charge...................................  .10%

                                                       ------
Total Separate Account Annual Expenses................ 1.50%

The next item shows the minimum and maximum total operating expenses charged by the Investment Options that you may pay periodically during the time that you own the Contract. More details concerning each portfolio's fees and expenses are contained in the prospectuses for the Investment Options.

RANGE OF INVESTMENT OPTION OPERATING EXPENSES

                                                        Minimum         Maximum

Total Annual Portfolio Expenses                          .30%           1.87%
(expenses that are deducted from a Portfolio's assets, including management fees, shareholder services fees and other expenses)

The following table shows the annual operating expenses for each Investment Option for the year ended December 31, 2003 before and after any applicable contractual expense reimbursements and/or waivers.

Total Annual Portfolio Operating Expenses for each Investment Option (as a percentage of the average daily net assets of a Portfolio)


                                                                                                       Total         Total
                                                         Shareholder                  Expenses         Annual       Net Annual
                                          Management       Services      Other       Waived and/or    Portfolio     Portfolio
                                             Fees            Fee        Expenses      Reimbursed      Expenses      Expenses
                                          ----------     -----------    --------     -------------    ---------    -----------


MFS(R) VARIABLE INSURANCE TRUST

MFS Investors Growth Stock Series (1)        .75%             N/A         .13%            .00%           .88%           .88%
MFS New Discovery Series (1)                 .90%             N/A         .14%            .00%          1.04%          1.04%
MFS Total Return Series (1)                  .75%             N/A         .09%            .00%           .84%           .84%
MFS Value Series (1)(2)(3)                   .75%             N/A         .43%            .28%          1.18%           .90%

THE UNIVERSAL INSTITUTIONAL FUNDS, INC.

High Yield Portfolio (4)                     .50%           N/A          .52%             .00%          1.02%          1.02%
International Magnum Portfolio (4)           .80%           N/A          .58%             .00%          1.38%          1.38%
Emerging Markets Equity Portfolio(4)        1.25%           N/A          .62%             .00%          1.87%          1.87%


SCUDDER INVESTMENTS VIT FUNDS

Scudder VIT Equity 500 Index Fund (5)       .20%          N/A          .10%            .00%           .30%           .30%


FEDERATED INSURANCE SERIES' ANNUAL EXPENSES

Federated Prime Money Fund II(6)
Federated Fund for U.S.                     .50%         .25%(7)       .17%            .00%           .92%           .92%
Government Securities II(8)                 .60%         .25%(7)       .12%            .00%           .97%           .97%

(1) The series has an expense offset arrangement that reduces the series' custodian fee based upon the amount of cash maintained by the series with its custodian and divided disbursing agent. The series may enter into other such arrangements and directed brokerage arrangements, which would also have the effect of reducing the series' expenses. "Other Expenses" do not take into account these fee reductions, and are therefore higher than the actual expenses of the series. Had these fee reductions been taken into account, "Net Expenses" would be lower for certain series and would equal: 0.86% for Emerging Growth Series; 0.87% for Investors Growth Stock Series; and 1.03% for New Discovery Series.

(2) MFS has contractually agreed, subject to reimbursement, to bear the series' expenses such that "Other Expenses" (after taking into account the expense offset and brokerage arrangements described above), do not exceed 0.15% annually for the series. This contractual fee arrangement may not be changed without approval of the Board of Trustees which oversees the series.

(3) The reimbursement agreement will terminate on the earlier of April 30, 2005 or such date as all expenses previously borne by MFS under agreement have been paid by the series.

(4) The table above does not show the effects of the Adviser's voluntary fee waivers and/or expense reimbursements. The Adviser has voluntarily agreed to reduce its management fee and/or reimburse the Portfolio so that total annual operating expenses, excluding certain investment related expenses described below, will not exceed 0.80% with respect to the High Yield Portfolio; 1.15% with respect to the International Magnum Portfolio; and 1.75% with respect to the Emerging Markets Equity Portfolio. In determining the actual amount of voluntary management fee waivers and/or expense reimbursements for the Portfolio, if any, certain investment related expenses, such as foreign country tax expense and interest expense on borrowing, are excluded from total annual operating expenses. If these expenses were included, the Portfolio's total annual operating expenses after voluntary fee waivers and/or expense reimbursements could exceed the expense ratios shown in the preceding paragraph of this note.

For the fiscal year ended December 31, 2003, after giving effect to the Adviser's voluntary management fee waivers and/or expense reimbursements, the total annual operating expenses incurred by investors were 0.80% with respect to the High Yield Portfolio; 1.15% with respect to the International Magnum Portfolio; and 1.78% with respect to the Emerging Markets Equity Portfolio
(excluding investment related expenses, the total annual operating expenses after fee waivers and/or expense reimbursements were 1.75% for the Emerging Markets Equity Portfolio). Fee waivers and/or expense reimbursements are voluntary and the Adviser reserves the right to terminate any waivers and/or reimbursements at any time and without notice.

(5) The Advisor has contractually agreed to waive its fees and/or reimburse expenses of the Fund, to the extent necessary, to limit expenses to 0.30% of the average daily net assets of the Fund until April 30, 2005.

(6) Although not contractually obligated to do so, the Adviser and shareholder services provider waived certain amounts. These are shown below along with the net expenses the Fund actually paid for the fiscal year ended December 31, 2003.

Total Waivers of Fund Expenses                                       0.27%
Total Actual Annual Fund Operating Expenses (after waivers)          0.65%

The Adviser has voluntary waived a portion of the management fee. The Adviser can terminate this voluntary waiver at any time. The management fee paid by the Fund (after the voluntary waiver) was 0.48% for the fiscal year ended December 31, 2003.

(7) The Fund did not pay or accrue the shareholder services fee during the fiscal year ended December 31, 2003. The Fund has no present intention of paying or accruing the shareholder services fee during the fiscal year ending December 31, 2004.

(8) Although not contractually obligated to do so, the shareholder services provider waived certain amounts. These are shown below along with the net expenses the Fund actually paid for the fiscal year ended December 31, 2003.

Total Waivers of Fund Expenses                                       0.25%
Total Actual Annual Fund Operating Expenses (after waivers)          0.72%


EXAMPLES

These examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, Contract fees, separate account annual expenses, and Investment Option fees and expenses.

The examples assume that you invest $10,000 in the Contract for the time periods indicated. The examples also assume that your investment has a 5% return each year and assume the (a) maximum and (b) minimum fees and expenses of any of the Investment Options. The examples reflect annual investment option expenses before any fee waiver and/or expense reimbursements. Your expenses will be less than the expenses in the chart below for those options with a waiver or reimbursement for the applicable periods (see "Total Annual Portfolio Operating Expenses for Each Investment Option" above). Although your actual costs may be higher or lower, based on these assumptions, your costs would be:



Regardless of whether you surrender your Contract at the end of the applicable time period:

          1 year        3 years       5 years       10 years
          ------        -------       -------       --------

     (a) $373.59        $1,190.80     $2,109.81     $4,927.94
     (b) $217.15        $  700.26     $1,255.12     $3,016.39


                     THE DEFERRED VARIABLE ANNUITY CONTRACT

This prospectus describes the Individual Deferred Variable Annuity Contract with a Fixed Account (Contract) issued by Fidelity.

An annuity is a contract between you (the Owner) and us (an insurance company) where we promise to pay you (or someone you choose) an income, in the form of Annuity Payments. Until you decide to begin receiving Annuity Payments, your annuity is in the Accumulation Period. Once you begin receiving Annuity Payments, your Contract switches to the Annuity Period.

The Contract benefits from tax deferral. This means that you are not taxed on the earnings or appreciation on the money in your Contract until you take money out.

You can choose to invest in the 10 Investment Options. Depending on market conditions and the performance of the Investment Option(s) you select, you can make or lose money in any of these portfolios. If you select the variable annuity portion of the Contract, the amount of money you are able to accumulate in your Contract during the Accumulation Period depends upon the investment performance of the Investment Option(s) you select. The amount of Annuity Payments you receive during the Annuity Period from the variable annuity portion of the Contract also depends, in part, on the investment performance of the Investment Option(s) you select for the Annuity Period.

The Contract also offers you a Fixed Account. The Fixed Account offers an interest rate that's guaranteed by Fidelity. If you select the Fixed Account, your money will be placed with the other general assets of Fidelity.


OWNERSHIP

Owner - Under the Contract you are the Owner. You name an Annuitant. You may change Owners of the Contract at any time prior to the Annuity Date by Written Request. A change of Owner will automatically revoke any prior designation of Owner. The change will become effective as of the date the Written Request is signed. A new designation of Owner will not apply to any payment made or action taken by us prior to the time it was received.

If the Contract is Non-Qualified and is owned by a non-natural person (for example, a corporation) it is not treated as an annuity contract for tax purposes. This means that income on the Contract is treated as ordinary income received by the Owner during the taxable year. You should seek tax advice before you buy the Contract if it is going to be owned by a trust or other non-natural person.

A Non-Qualified Contract may be owned by Joint Owners. Any Joint Owner must be your spouse. When either Owner dies, the surviving Joint Owner will be the primary Beneficiary. We will treat any other designated Beneficiary as a contingent Beneficiary unless you specify otherwise in a Written Request.

Unless you tell us otherwise, if there are Joint Owners all transactions will require both signatures except for telephone transfers. If the telephone transfer option is elected and there are Joint Owners, either Joint Owner can give telephone instructions.

Annuitant - The Annuitant is the person on whose life we base Annuity Payments. You designate the Annuitant when the Contract is issued. You can change the Annuitant at any time before the Annuity Date. The Annuitant may not be changed in a Contract which is owned by a non-natural person. Any change of Annuitant is subject to our underwriting rules which are in effect at the time.

Beneficiary - The Beneficiary is the person(s) or entity you name to receive any death benefit. The Beneficiary is named at the time the Contract is issued unless changed at a later date. Unless an irrevocable Beneficiary has been named, you may change the primary Beneficiary(ies) or contingent Beneficiary(ies). A change must be made by Written Request. The change will take effect as of the date the Written Request is signed. Fidelity will not be liable for any payment made or action it takes before the change is recorded.

ASSIGNMENT

You can assign (transfer ownership) the Contract at any time during your lifetime. You must send a Written Request to our Annuity Service Center specifying the terms of the assignment. Fidelity will not be liable for any payment or other action it takes in accordance with the Contract until it receives notice of the assignment. Any assignment made after the death benefit has become payable will only be valid with Fidelity's consent. AN ASSIGNMENT MAY BE A TAXABLE EVENT.

If the Contract is issued pursuant to a Qualified plan, there may be limitations on your ability to assign the Contract.

MODIFICATION OF THE CONTRACT

The Contract may be modified in order to comply with applicable state and federal law. A Contract may be changed or altered only by the President or Vice President and the Secretary of Fidelity. Any change must be in writing.


ANNUITY PAYMENTS(THE ANNUITY PERIOD)

ANNUITY DATE


You can receive regular Annuity Payments from your Contract. You will receive the payments unless you choose someone else to receive them. The day on which those payments begin is called the Annuity Date. The Annuity Date must be the first day of a calendar month and must be at least one month after we issue your Contract. The Annuity Date may not be later than when the Annuitant reaches age 85 or 10 years after we issue your Contract if you are age 75 or older on the day your Contract is issued. You can change the Annuity Date by Written Request. Any change must be requested at least 7 days prior to the Annuity Date.

ANNUITY PAYMENTS

During the Annuity Period, you have the same investment choices you had just before the start of the Annuity Period. During the Annuity Period, payments can come from the Investment Options you have selected (meaning they are variable Annuity Payments) or from the Fixed Account (meaning they are fixed Annuity Payments). You must select if you want variable Annuity Payments or fixed Annuity Payments or a combination of both no later than 15 days before the Annuity Date. If you do not instruct us, your payments will be variable Annuity Payments.

Annuity Payments are made monthly. If the Annuity Payment would be or become less than $200 ($100 if a combination fixed and variable annuity is selected), we will reduce the frequency of the Annuity Payments to an interval which will result in each payment being at least $200 ($100 if a combination fixed and variable annuity is selected).

If you choose to have any portion of your Annuity Payments come from the Investment Options, the dollar amount of your payments will depend on the following:

     (1)  the value of your  Contract  in the  Investment  Option on the Annuity
          Date;

     (2)  the 4% assumed investment rate used in the Contract;

     (3)  the performance of the Investment Option(s) you select;

     (4)  the Annuity Option you select; and

     (5) the age of the Annuitant and any joint Annuitant with respect to certain Annuity Options.

If the actual performance exceeds the 4% assumed investment rate, your Annuity Payments will increase. Likewise, if the actual investment rate is less than 4%, you Annuity Payments will decrease.

The SAI contains a description of how Annuity Payments and Annuity Unit values are calculated.

ANNUITY OPTIONS

You can choose among income plans. We call them Annuity  Options.  We ask you to choose an Annuity Option when you buy the Contract. Prior to the Annuity Date you may change the Annuity Option by Written Request. Any change must be requested at least 7 days prior to the Annuity Date.

You can choose one of the following Annuity Options or any other Annuity Option acceptable to us.

OPTION A. LIFE ANNUITY. Under this option, we will make monthly Annuity Payments during the life of the Annuitant. After the Annuitant dies, we stop making Annuity Payments.

OPTION B. LIFE ANNUITY WITH PERIOD CERTAIN OF 120 MONTHS. Under this option, we will make monthly Annuity Payments during the life of the Annuitant. If the Beneficiary does not want payments to continue for the rest of the period certain, he or she may elect to have the present value of the guaranteed Annuity Payments remaining commuted and paid in a lump sum.

OPTION C. JOINT & SURVIVOR ANNUITY. Under this option, we will make monthly Annuity Payments so long as the Annuitant and the Joint Annuitant are alive. After the first Annuitant dies and during the lifetime of the surviving
Annuitant, we will continue making Annuity Payments at 66 2/3%. After the surviving Annuitant dies, we will stop making Annuity Payments.

OPTION D. PAYMENT FOR A PERIOD CERTAIN. Under this option, we will make monthly Annuity Payments for a fixed period of years. The period must be at least 10 years and cannot be more than 30 years. If you do not want to continue to receive payments for the rest of the selected period, you may elect to have the present value of the remaining payments commuted and paid in a lump sum or as an Annuity Option purchased at the date of such election.

HOW TO PURCHASE THE CONTRACT

CONTRIBUTIONS

Contributions are the money you give us to buy the Contract. The minimum we will accept is $5,000 when the Contract is bought as a Non-Qualified Contract. If you are buying the Contract as part of an IRA (individual retirement annuity), the minimum we will accept is $1,000. You can make additional Contributions of $1,000 ($100 if the periodic investment plan option is elected). The maximum Contributions we will accept without our prior approval are $1,000,000 except if you are 75 years old when you buy the Contract in which case the maximum is $500,000. We reserve the right to reject any Contribution or Contract.

ALLOCATION OF CONTRIBUTIONS

When you purchase the Contract, we will allocate your Contribution to the Investment Option(s) you have selected. Unless you instruct us otherwise, subsequent Contributions will be allocated in the same manner as the initial Contribution. Your allocations must be in whole numbers with a minimum allocation of 10% of each Contribution or transfer (unless the Contribution is being made pursuant to an approved Dollar Cost Averaging Program). Under certain circumstances we will allocate your initial Contribution to the Federated Prime

Money Fund II until the end of the free-look period.

Once we receive your Contribution and the necessary information and they are deemed to be in good order, we will issue you a Contract and allocate your Contribution within 2 business days. If the information is not in good order, we will contact you to get the necessary information. If for some reason we are unable to complete this process within 5 business days, we will either send back your money or get your permission to keep it until we get all of the necessary information. If you add more money to your Contract by making additional Contributions, we will credit these amounts to your Contract within one business day. Our business day closes when the New York Stock Exchange closes, usually 4:00 p.m. Eastern time.

FREE-LOOK

If you change your mind about owning the Contract, you can cancel it within 10 days after receiving it (or the period required in your state), and we will send your money back. You will receive whatever your Contract is worth on the day we receive your request. This may be more or less than your Contribution. If you have purchased the Contract as an individual retirement annuity or in certain states, we are required to return your Contribution. If that is the case, we will put your money in the Federated Prime Money Fund II for 15 days after we allocate your Contribution (or whatever period is required in your state) and refund the greater of your Contribution or the value of your Contract.

ACCUMULATION UNITS

The value of your Contract allocated to the Investment Options will go up or down depending upon the investment performance of the Investment Option(s) you select. In order to keep track of the value of your Contract, we use a unit of measure we call an accumulation unit. During the Annuity Period, we call it an annuity unit. The difference between accumulation unit values and annuity unit values is the assumed investment rate factor raised to the power equal to the number of years since the initial accumulation unit values were set.

Every Business Day we determine the value of an accumulation unit for each Investment Option. We do this by:

1. determining the total amount of money invested in the particular Investment Option;

2. subtracting from that amount the mortality and expense risk charge, the administrative charge and the distribution charge; and

3.   dividing this amount by the number of outstanding accumulation units.

The value of an accumulation unit may go up or down from day to day.

When you make your Contribution to the Contract, we will credit your Contract with accumulation units. The number of accumulation units credited is determined by dividing the amount of the Contribution allocated to an Investment Option by the value of the accumulation unit for that Investment Option.

Fidelity calculates that value of an accumulation unit for each Investment Option after the New York Stock Exchange (NYSE) closes each day and then credits your Contract. There may be days when the NYSE is open for business and we are closed. The day after Thanksgiving is the only such date. On such date, you will not have access to your account and therefore no transactions will be processed for the Separate Account.

Example:

On Wednesday we receive an additional Contribution from you of $4,000. You have instructed us to allocate it to the MFS Value Series. When the New York Stock Exchange closes on that Wednesday, we determine that the value of an accumulation unit for the MFS Value Series is $12.50. We then divide $4,000 by $12.50 and credit your Contract with 320 accumulation units for MFS Value Series.

TRANSFERS

You can make transfers among the Investment Options and the Fixed Account before the Annuity Date.

The minimum amount which you can transfer is $500 from one or more Investment Options or the Fixed Account or your entire interest in the Investment Option or Fixed Account, if less. The minimum amount which must remain in an Investment Option or the Fixed Account after a transfer is $500 for each Investment Option or the Fixed Account, or $0 if the entire interest in the Investment Option or Fixed Account is transferred.

During the Annuity Period you may make a transfer from one or more of the Investment Options to the Fixed Account once a Contract year. You may not make a transfer from the Fixed Account to the Investment Options during the Annuity Period.

If you make more than 12 transfers in a year, a transfer fee may be assessed.

Telephone transfers can be made pursuant to a Written Request. We will use reasonable procedures to confirm that instructions given us by telephone are genuine. If we fail to use such procedures, we may be liable for losses due to fraudulent or unauthorized instructions. We reserve the right to modify or terminate telephone transfer privileges.

Fidelity reserves the right, at any time and without prior notice to any party, to terminate, suspend or modify the transfer privilege described above.

The Contracts are not designed for professional market timing organizations. Repeated patterns of frequent transfers may be disruptive to the operations of the Investment Options. When Fidelity becomes aware of such disruptive transactions, we may modify the transfer provisions of the Contract.

Market Timing/Short-Term Trading

Some investors try to profit from various short-term or frequent trading strategies commonly known as market timing. None of the portfolios which are investment options for the Contract are designed for short-term investing since such activity may increase portfolio transaction costs, hurt performance and be disruptive to management of a portfolio (affecting an adviser's or sub-adviser's ability to effectively manage a portfolio in accordance with its investment objective and policies). If we become aware of potentially harmful transfer activity, restrictions may be imposed by us on transfers. We reserve the right to take actions to restrict transfers including, but not limited to:

- restricting the method used to submit transfers (e.g., requiring transfer requests to be submitted in writing via U.S. mail), and

-  restricting transfers into and out of certain investment options.

Transfers may also be delayed when any of the events described in "Suspension of Payments or Transfers" occur (see page ____). In addition, transfer privileges also may be subject to restrictions and/or fees that may be imposed by the underlying funds. Further, we reserve the right to defer the transfer privilege at any time when we are unable to purchase or redeem shares of the underlying funds.

We cannot guarantee that the funds will not be harmed by transfer activity related to Fidelity or other insurance companies and/or retirement plans that may invest in the funds. No assurance can be given that any or all possible forms of potentially harmful transfer activity will be identified, or that any restrictions imposed will be able to address successfully the potentially harmful transfer activity that may be identified. To the extent that Fidelity does not detect and prevent market timing activity, it may result in increased portfolio transaction costs, lower performance and may be disruptive to management of a portfolio. It is not Fidelity's practice to waive any policies that it may have against market timing. However, to the extent that it is not deemed by Fidelity to be harmful to other contract owners, Fidelity may provide waivers based on the facts and circumstances of a proposed transaction should a contract owner present a case of hardship or other harm.


INVESTMENT OPTIONS

The following Investment Options are available. Additional Investment Options may be available in the future.

YOU SHOULD READ THE PROSPECTUSES FOR THESE FUNDS CAREFULLY BEFORE INVESTING. COPIES OF THESE PROSPECTUSES ARE ATTACHED TO THIS PROSPECTUS. CERTAIN INVESTMENT OPTIONS CONTAINED IN THE FUND PROSPECTUSES MAY NOT BE AVAILABLE WITH YOUR CONTRACT.

The investment objectives and policies of certain Investment Options are similar to the investment objectives of other mutual funds that certain of the same investment advisers manage. Although the objectives and policies may be similar, the investment results of the Investment Options may be higher or lower than the results of such other mutual funds. The investment advisers cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the investment options have the same investment advisers.

A portfolio's performance may be affected by risks specific to certain types of investments, such as foreign securities, derivative instruments, non-investment grade debt securities, initial public offerings (IPOs) or companies with relatively small market capitalizations. IPOs and other investment techniques may have a magnified performance impact on a portfolio with a small asset base. A portfolio may not experience similar performance as its assets grow.

MFS(R) VARIABLE INSURANCE TRUST

MFS(R) Variable Insurance Trust is a mutual fund comprised of fifteen series, four of which are available under the Contract. Massachusetts Financial Services Company is the investment adviser to the series. The following Investment Options are available under the Contract:

     MFS Investors Growth Stock Series
     MFS New Discovery Series (capital appreciation)
     MFS Total Return Series
     MFS Value Series

On November 7, 2002, shares of certain portfolios of MFS(R) Variable Insurance Trust were substituted for shares of the portfolios of LPT Variable Insurance Series Trust pursuant to an order issued by the Securities and Exchange Commission.


THE UNIVERSAL INSTITUTIONAL FUNDS, INC

The Universal Institutional Funds, Inc. (formerly, Morgan Stanley Dean Witter Universal Funds, Inc) is a mutual fund with eighteen portfolios, three of which are available under the Contract. Morgan Stanley Investment Management Inc. is the investment adviser to the High Yield, International Magnum and Emerging Markets Equity Portfolios. The following Investment Options are available under the Contract:

     High Yield Portfolio

     International Magnum Portfolio (long-term capital appreciation by investing primarily in equity securities of non-U.S. issuers domiciled in EAFE countries)

     Emerging Markets Equity Portfolio

SCUDDER INVESTMENTS VIT FUNDS

Scudder Investments VIT Funds (formerly, Deutsche Asset Management VIT Funds) is a Trust with multiple series of funds, one of which is available under the Contracts. Deutsche Asset Management, Inc. is the investment advisor of the Fund. Northern Trust Investments, N.A. acts as investment sub-advisor of the Fund. The following Investment Option is available under the Contract:

     Scudder VIT Equity 500 Index Fund (formerly, Deutsche VIT Equity 500
       Index Fund))

FEDERATED INSURANCE SERIES

Federated Insurance Series is a mutual fund with multiple separate investment portfolios, two of which are available under the Contracts. Federated Investment Management Company is the investment adviser of the Federated Prime Money Fund II and the Federated Fund for U.S. Government Securities II. The following Investment Options are available under the Contract:

     Federated Prime Money Fund II
     Federated Fund for U.S. Government Securities II

Shares of the portfolios may be offered in connection with certain variable annuity contracts and variable life insurance policies of various life insurance companies which may or may not be affiliated with Fidelity. Certain portfolios may also be sold directly to qualified plans. The portfolios do not believe that offering their shares in this manner will be disadvantageous to you.

We may perform certain shareholder services and other administrative functions on behalf of the investment options or their investment advisers, distributors and/or affiliates. We may receive revenues from the investment options, their investment advisers, distributors and/or affiliates for performance of these services. The revenues, which may be substantial, are ordinarily based upon an annual percentage of the average aggregate net amount we have invested on behalf of the Separate Account. These percentages differ; some investment options, investment advisers, distributors and/or affiliates pay us a greater percentage than others.


DOLLAR COST AVERAGING PROGRAM

The Dollar Cost Averaging Program is a program, which if elected, permits you to systematically transfer amounts monthly, quarterly, semi-annually or annually from the Federated Prime Money Fund II, the Federated Fund for U.S. Government Securities II, the Universal Institutional Funds High Yield Portfolio or the Fixed Account to one or more of the other Investment Options. Transfers to the Fixed Account are not permitted. To participate in the program, the value of your Contract must be at least $20,000. By allocating amounts on a regular schedule as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations.

You must participate in Dollar Cost Averaging for at least 12 months. There is no current charge for Dollar Cost Averaging. However, we reserve the right to charge for it in the future. Transfers under this program will take place on the date you request to participate in the program and anniversaries the date.

Transfers made pursuant to the Dollar Cost Averaging Program are not taken into account in determining the transfer fee.

We reserve the right at any time and without prior notice to any party, to terminate, suspend or modify the Dollar Cost Averaging Program.

Dollar Cost Averaging does not assure a profit and does not protect against loss in declining markets. Dollar Cost Averaging involves continuous investment in the selected investment option(s) regardless of fluctuating price levels of the investment options(s). You should consider your financial ability to continue the Dollar Cost Averaging Program through periods of fluctuating price levels.


REBALANCING PROGRAM

You may use an asset allocation model at the time you purchase the Contract to help you establish your initial investment allocations. If you do, you may rebalance your investments monthly to maintain the allocation in the model. Rebalancing provides for periodic automatic transfers among the Investment Options. Any amounts in the Fixed Account will not be transferred as part of this program.

Transfers made pursuant to the Rebalancing Program are not taken into account in determining the transfer fee.

VOTING RIGHTS

Fidelity is the legal owner of the Investment Option shares. However, Fidelity believes that when an Investment Option solicits proxies in conjunction with a vote of shareholders, it is required to obtain from you and other owners instructions as to how to vote those shares. When we receive those instructions, we will vote all of the shares we own proportion to those instructions. This will also include any shares that Fidelity owns on its own behalf. Should Fidelity determine that it is no longer required to comply with the above, we will vote the shares in our own right.

ADDING, DELETING, OR SUBSTITUTING INVESTMENT OPTIONS

We do not control the funds, so we cannot guarantee that any of the investment options will always be available. We retain the right to change the investments of the Separate Account. This means we may eliminate the shares of any investment option held in our Separate Account and substitute shares of another open-end management investment company for the shares of any investment option, if the shares of the investment option are no longer available for investment or if, in our judgment, investment in any investment option would be inappropriate in view of the purposes of the Separate Account. We will first notify you and receive any necessary SEC and/or state approval before making such a change.

If an investment option is eliminated, we will ask you to reallocate any amount in the eliminated investment option. If you do not reallocate these amounts, we will reallocate such amounts only in accordance with SEC pronouncements and only after obtaining an order from the SEC, if required.

If we make a portfolio substitution or change, we may change the Contract to reflect the substitution or change.


PERFORMANCE

Fidelity may advertise performance of the various Investment Options. Performance information of an Investment Option is based on past performance only and is no indication of future performance. Fidelity will calculate performance by determining the percentage change in an Investment Option by dividing the increase (decrease) for the Option by the value of the Investment Option at the beginning of the period. The performance number will reflect the expenses of the Investment Option and the deduction of the mortality and expense risk charge, the administrative charge, the distribution charge and any applicable contract maintenance charge. Fidelity may also advertise performance information which is computed on a different basis. In that case, any advertisement will also include average annual total return figures which reflect the deduction of all fees and charges.

Future performance will vary and the results which may be shown are not necessarily representative of future results.


EXPENSES

There are charges and other expenses associated with the Contract that reduce the return on your investment in the Contract. These charges and expenses are:

MORTALITY AND EXPENSE RISK CHARGE. This charge is equal, on an annual basis, to 1.25% of the daily value of the Contract invested in an Investment Option, after fund expenses have been deducted. This charge is for all the insurance benefits e.g., guarantee of annuity rates, the death benefit, for certain expenses of the Contract, and for assuming the risk (expense risk) that the current charges will be insufficient in the future to cover the cost of administering the Contract. Fidelity may use any profits it makes from this charge to pay for the costs of distributing the Contract.

ADMINISTRATIVE CHARGE. This charge is equal, on an annual basis, to .15% of the daily value of the Contract invested in an Investment Option, after fund expenses have been deducted. This charge, together with the contract maintenance charge (see below), is for the expenses associated with the administration of the Contract. Some of these expenses are: preparation of the Contract, confirmations, annual reports and statements, maintenance of Contract records, personnel costs, legal and accounting fees, filing fees, and computer and systems costs.

DISTRIBUTION CHARGE. This charge is equal, on an annual basis, to .10% of the daily value of the Contract invested in an Investment Option, after fund expenses have been deducted. This charge compensates Fidelity for the costs associated with the distribution of the Contract.

CONTRACT MAINTENANCE CHARGE. On each anniversary of the date when your Contract was issued, Fidelity deducts $36 ($30 in the state of North Dakota) from your Contract as a contract maintenance charge. This charge is for administrative expenses. This charge cannot be increased.

Fidelity will not deduct this charge during the Accumulation Period if, when the deduction is to be made, the value of your Contract is $50,000 or more.

If you make a complete withdrawal from your Contract, the contract maintenance charge will also be deducted. The contract maintenance charge is deducted pro-rata from the Investment Options and the Fixed Account (except in South Carolina, Texas and Washington, the charge is only deducted from the Investment Options)

After the Annuity Date, the charge will be collected monthly out of each Annuity Payment regardless of the size of the Contract.

TRANSFER FEE. You can make 12 free transfers every year. We measure a year from the day we issue your Contract. If you make more than 12 transfers a year, we will deduct a transfer fee of $20 for each transfer thereafter or 2% of the amount transferred (whichever is less). The transfer fee will be deducted from the Investment Option or the Fixed Account from which the transfer is made. If your entire interest in the Investment Option or Fixed Account is being transferred, the transfer fee will be deducted from the amount which is transferred. If the transfer is made from more than one Investment Option or the Fixed Account, the transfer fee will be deducted pro-rata from each Investment Option or the Fixed Account from which a transfer is made.

Any transfers made pursuant to the Dollar Cost Averaging or Rebalancing Programs will not count in determining the transfer fee. A transfer at the end of the free-look period will also not count in determining the transfer fee.

PREMIUM TAXES. Some states and other governmental entities (e.g., municipalities) charge premium taxes or similar taxes. We are responsible for the payment of these taxes and will make a deduction from the value of the contract for them. For those states which assess premium taxes upon receipt of purchase payments, premium taxes will be deducted upon surrender of the contract, annuitization or payment of death benefits. For all other states, premium taxes will be assessed against and deducted from the contract value used to provide benefits upon annuitization. Premium taxes generally range from 0% to 4%, depending on the state.


INCOME TAXES. Fidelity will deduct from the Contract for any income taxes which it incurs because of the Contract. At the present time, we are not making any such deductions.

INVESTMENT OPTION EXPENSES. There are deductions from and expenses paid out of the assets of the various Investment Options, which are described in the fund prospectuses.

TAXES

NOTE: FIDELITY HAS PREPARED THE FOLLOWING INFORMATION ON TAXES AS A GENERAL DISCUSSION OF THE SUBJECT. IT IS NOT INTENDED AS TAX ADVICE TO ANY INDIVIDUAL. YOU SHOULD CONSULT YOUR OWN TAX ADVISER ABOUT YOUR OWN CIRCUMSTANCES. FIDELITY HAS INCLUDED AN ADDITIONAL DISCUSSION REGARDING TAXES IN THE STATEMENT OF ADDITIONAL INFORMATION.

ANNUITY CONTRACTS IN GENERAL

Annuity contracts are a means of setting aside money for future needs - usually retirement. Congress recognized how important saving for retirement was and provided special rules in the Internal Revenue Code (Code) for annuities.

Simply stated, these rules provide that you will not be taxed on the earnings on the money held in your annuity contract until you take the money out. This is referred to as tax deferral. There are different rules as to how you will be taxed depending on how you take the money out and the type of contract (qualified or non-qualified) (see following sections).

You, as the owner, will not be taxed on increases in the value of your Contract until a distribution occurs - either as a withdrawal or as Annuity Payments. When you make a withdrawal you are taxed on the amount of the withdrawal that is earnings. For Annuity Payments, different rules apply. A portion of each Annuity Payment is treated as a partial return of your Contribution and will not be taxed. The remaining portion of the Annuity Payment will be treated as ordinary income. How the Annuity Payment is divided between taxable and non-taxable portions depends upon the period over which the Annuity Payments are expected to be made. Annuity Payments received after you have received all of your Contributions are fully includible in income.

When a non-qualified contract is owned by a non-natural person (e.g., corporation or certain other entities other than a trust holding the Contract as an agent for a natural person), the Contract will generally not be treated as an annuity for tax purposes.

QUALIFIED AND NON-QUALIFIED CONTRACTS

If you purchase the Contract as an individual and not as an individual retirement annuity (IRA), your Contract is referred to as a Non-Qualified Contract.

If you purchase the Contract as an IRA, your Contract is referred to as a qualified Contract.

A Qualified Contract will not provide any necessary or additional tax deferral if it is used to fund a qualified plan that is tax deferred. However, the Contract has features and benefits other than tax deferral that may make it an appropriate investment for a qualified plan. You should consult your tax adviser regarding these features and benefits prior to purchasing a Qualified Contract.

WITHDRAWALS- NON-QUALIFIED CONTRACTS

If you make a withdrawal from your non-qualified Contract, the Code treats such a withdrawal as first coming from earnings and then from your Contribution. Such withdrawn earnings are includible in income.

The Code also provides that any amount received under an annuity contract which is included in income may be subject to a penalty. The amount of the penalty is equal to 10% of the amount that is includible in income. Some withdrawals will be exempt from the penalty. Some withdrawals will be exempt from the penalty. They include any amounts:

(1)  paid on or after the taxpayer reaches age 59 1/2;

(2)  paid after you die;

(3) paid if the taxpayer becomes totally disabled (as that term is defined in the Code);

(4) paid in a series of substantially equal payments made annually (or more frequently) for life or a period not exceeding life expectancy;

(5)  paid under an immediate annuity; or

(6)  which come from purchase payments made prior to August 14, 1982.

WITHDRAWALS - QUALIFIED CONTRACTS

If you make a withdrawal from your qualified contract, a portion of the withdrawal is treated as taxable income. This portion depends on the ratio of pre-tax Contributions to the after-tax Contributions in your Contract. If all of your Contributions were made with pre-tax money, then the full amount of any withdrawal is includible in taxable income. Special rules may apply to withdrawals from certain types of qualified contracts.

The Code also provides that any amount received under a qualified contract which is included in income may be subject to a penalty. The amount of the penalty is equal to 10% of the amount that is includible in income. Some withdrawals will be exempt from the penalty. They include any amounts:

     (1)  paid on or after you reach age 59 1/2;

     (2)  paid after you die;

     (3) paid if you become totally disabled (as that term is defined in the Code);

     (4) paid in a series of substantially equal periodic payments made annually (or more frequently) under a lifetime annuity;

     (5)  paid for certain allowable medical expenses (as defined in the Code);

     (6)  paid on account of an IRS levy upon the qualified contract;

     (7)  paid from an IRA for medical insurance (as defined in the Code);

     (8)  paid from an IRA for qualified higher education expenses; or

     (9) paid from an IRA for up to $10,000 for qualified first-time homebuyer expenses (as defined in the Code).

We have provided a more complete discussion in the Statement of Additional Information.


TAXATION OF DEATH BENEFITS

Any death benefits paid under the Contract are taxable to the beneficiary. The rules governing the taxation of payments from an annuity contract, as discussed above, generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or annuity payments. Estate taxes may also apply.

The Code provides that the assets of an IRA (including Roth IRAs) may not be invested in life insurance, but may provide in the case of death during the accumulation phase for a death benefit payment equal to the greater of purchase payments (contributions) or contract value. The contract offers death benefits which may exceed the greater of purchase payments (contributions) or contract value. If these death benefits are determined by the Internal Revenue Service as providing life insurance, the Contract may not qualify as an IRA (including Roth
IRAs) which may result in the immediate taxation of amounts held in the Contract and the imposition of penalty taxes. You should consult your tax adviser regarding these features and benefits prior to purchasing a Contract.

DIVERSIFICATION AND OWNER CONTROL

The Code provides that the underlying investments for a variable annuity must satisfy certain diversification requirements in order to be treated as an annuity contract. Fidelity believes that the Investment Options are being managed so as to comply with the requirements.

Neither the Code nor the Internal Revenue Service Regulations issued to date provide guidance as to the circumstances under which you, because of the degree of control you exercise over the underlying investments, are considered the owner of the shares of the investment options. However, the IRS has indicated in rulings that investment decisions regarding the underlying investments must be made in the sole discretion of Fidelity and the manager of the underlying investments, no arrangements may exist between a contract owner and Fidelity regarding specific investments or investment objectives for the underlying investments and a contract owner may not communicate with the underlying investment manager or Fidelity regarding the selection, quality or rate of return of the underlying investments. If you are considered the owner of the shares, it will result in the loss of the favorable tax treatment for the contract. It remains unclear to what extent under federal tax law owners are permitted to make transfers among the investment options or the number and type of investment options owners may select from without being considered owner of the shares. If any guidance is provided which is considered a new position, then the guidance is generally applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean that you, as the owner of the contract, could be treated as the owner of the investment options.

Due to the uncertainty in this area, Fidelity reserves the right to modify the Contract in an attempt to maintain favorable tax treatment.

WITHDRAWALS


At any time during the Accumulation Period, you may make a partial or total withdrawal from your Contract by Written Request (in the state of Washington, you can also make a withdrawal on the Annuity Date). Unless you tell us otherwise, withdrawals will be made from the Investment Options. The withdrawal will be made pro-rata from the Investment Options (unless you tell us otherwise).

Each partial withdrawal must be for at least $500 (this requirement may be waived to meet the minimum distribution requirements for Qualified Contracts). We require that after you make a partial withdrawal, $2,000 must remain in your Contract (this requirement may be waived to meet the minimum distribution requirements for Qualified Contracts). We also require that after a partial withdrawal, at least $500 must remain in an Investment Option or the Fixed Account.

When you make a withdrawal, you will receive the value of your Contract, less any premium tax and less any contract maintenance charge. London Pacific will pay the amount of any withdrawal within 7 days of your request unless the suspension of payments or transfer provision is in effect (see below).

INCOME TAXES AND TAX PENALTIES MAY APPLY TO ANY WITHDRAWAL YOU MAKE.

SYSTEMATIC WITHDRAWAL OPTION

You may use the Systematic Withdrawal Option to pre-authorize automatic withdrawals. You may participate in this option if the value of your Contract is at least $20,000 on the day you request this option. Withdrawals can be made monthly, quarterly, semi-annually or annually. The minimum amount you can withdraw is $100 each payment. The standard date of the month for withdrawals is the date you request to enroll in this option. You can specify a different date. You can stop withdrawals with 30 days' written notice to us.

Under the systematic withdrawal option, you can withdraw up to 10% of the unliquidated Contributions as of the immediately preceding Contract anniversary or, if during the first Contract year, as of the date your Contract is issued.

We do not currently charge for systematic withdrawals. We reserve the right to charge for this option in the future.

INCOME TAXES AND TAX PENALTIES MAY APPLY TO ANY WITHDRAWAL YOU MAKE.

SUSPENSION OF PAYMENTS OR TRANSFERS

Fidelity may be required to suspend or postpone payments for surrenders or transfers for any period when:

1. the New York Stock Exchange is closed (other than customary weekend and holiday closings);

2.   trading on the New York Stock Exchange is restricted;

3. an emergency exists as a result of which disposal of shares of the Investment Options is not reasonably practicable or Fidelity cannot reasonably value the shares of the Investment Options; or

4. during any other period when the Securities and Exchange Commission by order, so permits for the protection of Owners.

Fidelity reserves the right to postpone payment for a withdrawal or transfer from the Fixed Account for a period of up to 6 months.

DEATH BENEFIT

UPON YOUR DEATH

If you or any Joint Owner die before the Annuity Date, Fidelity will pay your Beneficiary a death benefit. Upon the death of the Joint Owner, the surviving Joint Owner, if any, will be treated as the primary Beneficiary. Any other Beneficiary designation on record at the time of death will be treated as a contingent Beneficiary. The amount of the death benefit depends on how old the Owner or Joint Owner is.

Prior to the Owner or oldest Joint Owner reaching age 80, the death benefit will be the greater of:

1. the adjusted Contributions (which means your initial Contribution, plus any subsequent Contributions less any subsequent partial withdrawals in the same proportion that the Contract value was reduced on the date of the withdrawal); or

2. the value of your Contract as of the day Fidelity receives at its Annuity Service Center both proof of death and a payment method election; or

3. the value of your Contract on the most recent seventh year Contract anniversary or the adjusted Contributions as of the most recent seventh year Contract anniversary, whichever is greater. This amount is increased for subsequent Contributions and is reduced for subsequent partial withdrawals in the same proportion that the Contract value was reduced on the date of the withdrawal.

After the Owner or the oldest Joint Owner reaches age 80, the death benefit will be the value of the Contract as of the day we receive both proof of death and an election of the payment method.

In certain states, the death benefit will be the value of your Contract as of the day Fidelity receives proof of death and an election of the payment method.

See Appendix B for examples of how the death benefit is calculated.

The entire death benefit must be paid within 5 years of the date of death unless the Beneficiary elects to have the death benefit payable under an Annuity Option. The death benefit payable under an Annuity Option must be paid over the Beneficiary's lifetime or for a period not extending beyond the Beneficiary's life expectancy. Payment must begin within one year of the date of death. In the event of the death of the Owner who is not an Annuitant, if the Beneficiary is the spouse of the Owner, he or she may elect to continue the Contract in his/her own name at the then current Contract value.

Payment to the Beneficiary, other than a single lump sum, can only be elected during the 60 day period beginning with the date of receipt of proof of death.

If you or a Joint Owner (who is not the Annuitant) die during the Annuity Period, any remaining Annuity Payments will continue at least as rapidly as under the method of distribution in effect at the Owner's death. Upon the death of the Owner during the Annuity Period, the Beneficiary becomes the Owner.

                               DEATH OF ANNUITANT

Upon the death of the Annuitant, who is not the Owner, during the Accumulation Period, you may designate a new Annuitant subject to our underwriting rules then in effect. If you do not designate a new Annuitant within 30 days of the death of the Annuitant, you will become the Annuitant. If the Owner is a non-natural person, the death or change of the Annuitant will be treated as the death of the Owner and a new Annuitant may not be designated.

OTHER INFORMATION

FIDELITY SECURITY LIFE INSURANCE COMPANY

Fidelity Security Life Insurance Company, 3130 Broadway, Kansas City, Missouri 64111-2406, is a stock life insurance company. We were originally incorporated on January 17, 1969, as a Missouri Corporation. We are principally engaged in the sale of life insurance and annuities. We are licensed in the District of Columbia and all states except New York, where we are only admitted as a reinsurer. Fidelity Security Life Insurance Company is majority owned by Richard
F. Jones (an individual). Prior to _________, 2004, London Pacific was the depositor of the Contracts.

THE SEPARATE ACCOUNT

London Pacific established a separate account known as LPLA Separate Account One (Separate Account) to hold the assets that underlie the Contracts. On ________, 2004, Fidelity became the depositor. The Board of Directors of London Pacific adopted a resolution to establish the Separate Account under North Carolina insurance law on November 21, 1994. The Separate Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940.

The assets of the Separate Account are held in Fidelity's name on behalf of the Separate Account and legally belong to Fidelity. However, those assets that underlie the Contracts, are not chargeable with liabilities arising out of any other business Fidelity may conduct. All the income, gains and losses (realized or unrealized) resulting from these assets are credited to or charged against the Contracts without regard to income, gains or losses from any other contracts we may issue.


DISTRIBUTION

National Pension and Group Consultants, Inc. (NPGC) serves as the distributor of the Contracts. NPGC is located at 3130 Broadway, Kansas City, Missouri 64111-2406. Prior to ____, 2004 London Pacific Securities, Inc. was the distributor of the Contracts.


      TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

Company............................................
Independent Registered Public Accounting Firm......
Legal Opinions.....................................
Distribution.......................................
Yield Calculation for the
Federated Prime Money Fund II
Sub-Account........................................
Calculation of Performance Information.............
Federal Tax Status.................................
Annuity Provisions.................................
Financial Statements...............................






                                    APPENDIX

The purpose of the examples below is to help you understand how the death benefit is calculated. These are just hypothetical examples and may not represent your particular facts and circumstances. The death benefit amounts in the examples below are purely hypothetical.

DEATH BENEFIT CALCULATIONS

EXAMPLE A - OWNER AGE 65 AT DEATH; DIES DURING CONTRACT YEAR TWO

Example A assumes the following:

   (1)   You make a Contribution of $10,000.
   (2)   You die at age 65 during the second Contract year.
   (3)   The value of your Contract at the time of your death was $12,000.
   (4)   You have not made any withdrawals.

The following applies to this Example:

     (a) Adjusted Contributions equal $10,000, because you have not made any withdrawals.
     (b) No seventh year stepped-up death benefit is available because death occurred prior to the seventh year Contract anniversary.

     (c) The Contract value is $12,000 and therefore greater than Adjusted Contributions.
     (d)  The death benefit is $12,000.

EXAMPLE B - OWNER AGE 65 AT DEATH; DIES DURING CONTRACT YEAR TWO

This Example is based on the same assumptions as Example A except that in this Example the Contract value at death is $9,500.

The following applies to this Example:

   (a)   The Adjusted Contributions are greater than the Contract Value.
   (b)   The death benefit is $10,000.

EXAMPLE C - OWNER AGE 65 AT DEATH; DIES DURING CONTRACT YEAR TEN

Example C assumes the following:

     (1)  You made a single Contribution of $10,000.
     (2)  You die at age 65 during the tenth Contract year.
     (3) The value of your Contract on the seventh Contract anniversary was $18,000.
     (4)  The value of your Contract at death was $17,000.
     (5) You made a withdrawal of $1,500 in the sixth Contract year at which time the value of your Contract was $15,000 before you made the withdrawal.

The following applies to this Example:

     (a) Adjusted Contributions are equal to $9,000. (At the time you made the withdrawal the value of your Contract was reduced by 10% ($1,500/$15,000 .10). Therefore, Adjusted Contributions are reduced by 10% ($10,000 -($10,000 x .10) $9,000).

     (b) The value of your Contract on the seventh Contract anniversary ($18,000) was greater than that at the time of your death ($17,000) and greater than Adjusted Contributions ($9,000).

     (c) The death benefit is $18,000.

EXAMPLE D - OWNER AGE 87 AT DEATH; DIES DURING CONTRACT YEAR TWO

This Example is based on the same assumptions as Example A except in this Example you are 87 at the time you die.

The following applies to this Example:

     (a) Since you were beyond age 80, the death benefit will be limited to the value of your Contract.
     (b)  The death benefit is $12,000.

                                      PART B

                       STATEMENT OF ADDITIONAL INFORMATION

            INDIVIDUAL FIXED AND VARIABLE DEFERRED ANNUITY CONTRACTS
                           WITH FLEXIBLE CONTRIBUTIONS

                                    ISSUED BY

                            LPLA SEPARATE ACCOUNT ONE

                                       AND

                      FIDELITY SECURITY LIFE INSURANCE COMPANY


THIS IS NOT A PROSPECTUS. THIS STATEMENT OF ADDITIONAL INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS DATED ________, 2004, FOR THE INDIVIDUAL FIXED AND VARIABLE DEFERRED ANNUITY CONTRACTS WITH FLEXIBLE CONTRIBUTIONS WHICH ARE REFERRED TO HEREIN.

THE PROSPECTUS CONCISELY SETS FORTH INFORMATION FOR A PROSPECTIVE INVESTOR. FOR A COPY OF THE PROSPECTUS CALL OR WRITE THE COMPANY AT: 3130 BROADWAY, KANSAS CITY, MISSOURI 64111-2406; (800) 648-8624.

THIS STATEMENT OF ADDITIONAL INFORMATION IS DATED _________, 2004.

                                TABLE OF CONTENTS

                                                                            PAGE

COMPANY....................................................................

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM..............................

LEGAL OPINIONS.............................................................

DISTRIBUTOR................................................................

YIELD CALCULATION FOR THE FEDERATED PRIME MONEY FUND II SUB-ACCOUNT........

PERFORMANCE INFORMATION....................................................

FEDERAL TAX STATUS.........................................................

ANNUITY PROVISIONS.........................................................

FINANCIAL STATEMENTS.......................................................


                                     COMPANY

Information regarding Fidelity Security Life Insurance Company (the "Company" or "Fidelity") is contained in the Prospectus.


                  INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The statutory basis financial statements of Fidelity Security Life Insurance Company as of and for the year ended December 31, 2003, prepared in conformity with statutory accounting requirements, have been included herein and in this Registration Statement in reliance upon the report of KPMG LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.


                                 LEGAL OPINIONS

Blazzard, Grodd & Hasenauer, P.C., Westport, Connecticut and Pompano Beach, Florida has provided advice on certain matters relating to the federal securities and income tax laws in connection with the Contracts.


                                   DISTRIBUTOR

National Pension and Group Consultants, Inc. ("NPGC") serves as the distributor of the Contracts. NPGC is located at 3130 Broadway, Kansas City, Missouri 64111-2406. Prior to ____, 2004 London Pacific Securities, Inc. was the distributor of the Contracts. The offering is on a continuous basis.


     YIELD CALCULATION FOR THE FEDERATED PRIME MONEY FUND II SUB-ACCOUNT

The Federated Prime Money Fund II Sub-Account of the Separate Account will calculate its current yield based upon the seven days ended on the date of calculation. The Company does not currently advertise any yield information for the Federated Prime Money Fund II Sub-Account.

The current yield of the Federated Prime Money Fund II Sub-Account is computed daily by determining the net change (exclusive of capital changes) in the value of a hypothetical pre-existing Owner account having a balance of one Accumulation Unit of the Sub-Account at the beginning of the period, subtracting the Mortality and Expense Risk Charge, the Administrative Charge, the Distribution Charge and the Contract Maintenance Charge, dividing the difference by the value of the Owner account at the beginning of the same period to obtain the base period return and multiplying the result by (365/7).

The Federated Prime Money Fund II Sub-Account computes its effective compound yield by determining the net changes (exclusive of capital change) in the value of a hypothetical pre-existing Owner account having a balance of one Accumulation Unit of the Sub-Account at the beginning of the period, subtracting the Mortality and Expense Risk Charge, the Administrative Charge, the Distribution Charge and the Contract Maintenance Charge and dividing the difference by the value of the Owner account at the beginning of the base period to obtain the base period return, and then compounding the base period return by adding 1, raising the sum to a power equal to 365 divided by 7, and subtracting 1 from the result, according to the following formula: Effective Yield = ((Base

Period Return +1) 365/7)-1. The current and the effective yields reflect the reinvestment of net income earned daily on the Federated Prime Money Fund II Sub-Account's assets.

Net investment income for yield quotation purposes will not include either realized capital gains and losses or unrealized appreciation and depreciation, whether reinvested or not.

The yields quoted should not be considered a representation of the yield of the Federated Prime Money Fund II Sub-Account in the future since the yield is not fixed. Actual yields will depend not only on the type, quality and maturities of the investments held by the Federated Prime Money Fund II Sub-Account and changes in the interest rates on such investments, but also on changes in the Federated Prime Money Fund II Sub-Account's expenses during the period.

Yield information may be useful in reviewing the performance of the Federated Prime Money Fund II Sub-Account and for providing a basis for comparison with other investment alternatives. However, the Federated Prime Money Fund II Sub-Account's yield fluctuates, unlike bank deposits or other investments which typically pay a fixed yield for a stated period of time.


                             PERFORMANCE INFORMATION

From time to time, the Company may advertise performance data as described in the Prospectus. Any such advertisement will also include standardized average annual total return figures for the time periods indicated in the advertisement. Such total return figures will reflect the deduction of a 1.25% Mortality and Expense Risk Charge, a .15% Administrative Charge, a .10% Distribution Charge, the investment advisory fee and expenses for the underlying Portfolio being advertised and any applicable Contract Maintenance Charge.

The hypothetical value of a Contract purchased for the time periods described in the advertisement will be determined by using the actual Accumulation Unit values for an initial $1,000 purchase payment, and deducting any applicable Contract Maintenance Charge to arrive at the ending hypothetical value. The average annual total return is then determined by computing the fixed interest rate that a $1,000 purchase payment would have to earn annually, compounded annually, to grow to the hypothetical value at the end of the time periods described. The formula used in these calculations is:

                                     n
                             P  (1+T)  = ERV


Where:

       P = a hypothetical initial payment of $1,000

       T = average annual total return

       n = number of years

     ERV = ending redeemable value at the end of the time periods used (or fractional portion thereof) of a hypothetical $1,000 payment made at the beginning of the time periods used.


In addition to total return data, the Company may include yield information in its advertisements. For each Sub-Account (other than the Federated Prime Money Fund II Sub-Account) for which the Company will advertise yield, it will show a yield quotation based on a 30 day (or one month) period ended on the date of the most recent balance sheet of the Separate Account included in the registration statement, computed by dividing the net investment income per Accumulation Unit earned during the period by the maximum offering price per Unit on the last day of the period, according to the following formula:


                                              6
                     Yield  = 2  [( a-b  +  1)    -  1]
                                   ----
                                    cd
Where:

        a = Net investment income earned during the period by the Portfolio attributable to shares owned by the Sub-Account.

        b =  Expenses accrued for the period (net of reimbursements).

        c = The average daily number of Accumulation Units outstanding during the period.

        d = The maximum offering price per Accumulation Unit on the last day of the period.

The Company may also advertise performance data which may be computed on a different basis which may not include certain charges. If such charges were deducted, the performance would be lower.

You should note that the investment results of each Sub-Account will fluctuate over time, and any presentation of the Sub-Account's total return or yield for any period should not be considered as a representation of what an investment may earn or what your total return or yield may be in any future period.

                               FEDERAL TAX STATUS

NOTE: THE FOLLOWING DESCRIPTION IS BASED UPON THE COMPANY'S UNDERSTANDING OF CURRENT FEDERAL INCOME TAX LAW APPLICABLE TO ANNUITIES IN GENERAL. THE COMPANY CANNOT PREDICT THE PROBABILITY THAT ANY CHANGES IN SUCH LAWS WILL BE MADE. PURCHASERS ARE CAUTIONED TO SEEK COMPETENT TAX ADVICE REGARDING THE POSSIBILITY OF SUCH CHANGES. THE COMPANY DOES NOT GUARANTEE THE TAX STATUS OF THE CONTRACTS. PURCHASERS BEAR THE COMPLETE RISK THAT THE CONTRACTS MAY NOT BE TREATED AS "ANNUITY CONTRACTS" UNDER FEDERAL INCOME TAX LAWS. IT SHOULD BE FURTHER UNDERSTOOD THAT THE FOLLOWING DISCUSSION IS NOT EXHAUSTIVE AND THAT SPECIAL RULES NOT DESCRIBED IN THIS PROSPECTUS MAY BE APPLICABLE IN CERTAIN SITUATIONS. MOREOVER, NO ATTEMPT HAS BEEN MADE TO CONSIDER ANY APPLICABLE STATE OR OTHER TAX LAWS.

GENERAL. Section 72 of the Code governs taxation of annuities in general. An owner is not taxed on increases in the value of a Contract until distribution occurs, either in the form of a lump sum payment or as annuity payments under the Annuity Option selected. For a lump sum payment received as a total withdrawal (total surrender), the recipient is taxed on the portion of the payment that exceeds the cost basis of the Contract. For Non-Qualified Contracts, this cost basis is generally the contributions, while for Qualified Contracts there may be no cost basis. The taxable portion of the lump sum payment is taxed at ordinary income tax rates.

For annuity payments, a portion of each payment in excess of an exclusion amount is includible in taxable income. The exclusion amount for payments based on a Fixed Annuity Option is determined by multiplying the payment by the ratio that the cost basis of the Contract (adjusted for any period certain or refund feature) bears to the expected return under the Contract. The exclusion amount for payments based on a Variable Annuity Option is determined by dividing the cost basis of the Contract (adjusted for any period certain or refund feature) by the number of years over which the annuity is expected to be paid. Payments received after the investment in the Contract has been recovered (i.e. when the total of the excludible amounts equal the investment in the Contract) are fully taxable. The taxable portion is taxed at ordinary income tax rates. For certain types of Qualified Plans there may be no cost basis in the Contract within the meaning of Section 72 of the Code. Owners, Annuitants and Beneficiaries under the Contracts should seek competent financial advice about the tax consequences of any distributions.

The Company is taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from the Company and its operations form a part of the Company.

DIVERSIFICATION. Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable annuity contracts. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"), adequately diversified. Disqualification of the Contract as an annuity contract would result in imposition of federal income tax to the Owner with respect to earnings allocable to the Contract prior to the receipt of payments under the Contract. The Code contains a safe harbor provision which provides that annuity contracts such as the Contracts meet the diversification requirements if, as of the end of each quarter, the underlying assets meet the diversification standards for a regulated investment company and no more than fifty-five percent (55%) of the total assets consist of cash, cash items, U.S. Government securities and securities of other regulated investment companies.

On March 2, 1989, the Treasury Department issued Regulations (Treas. Reg. 1.817-5), which established diversification requirements for the investment portfolios underlying variable contracts such as the Contracts. The Regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the Regulations, an investment portfolio will be deemed adequately diversified if: (1) no more than 55% of the value of the total assets of the portfolio is represented by any one investment; (2) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (3) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (4) no more than 90% of the value of the total assets of the portfolio is represented by any four investments.

The Code provides that, for purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer."

The Company intends that all Portfolios will be managed in such a manner as to comply with these diversification requirements.

OWNER CONTROL. Neither the Code nor the Internal Revenue Service Regulations issued to date provide guidance as to the circumstances under which you, because of the degree of control you exercise over the underlying investments, and not Fidelity, would be considered the owner of the shares of the investment options. However, the IRS has indicated in rulings that investment decisions regarding the underlying investments must be made in the sole discretion of Fidelity and the manager of the underlying investments, no arrangement may exist between a contract owner and Fidelity regarding specific investments or investment objectives for the underlying investments and a contract owner may not communicate with the underlying investment manager or Fidelity regarding the selection, quality or rate of return of the underlying investments. If you are considered the owner of the shares, it will result in the loss of the favorable tax treatment for the Contract. It remains unclear to what extent under federal tax law owners are permitted to make transfers among the investment options or the number and type of investment options owners may select from without being considered the owner of the shares. If any guidance is provided which is considered a new position, then the guidance would generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean that you, as the Owner of the Contract, could be treated as the Owner of the investment portfolios.

Due to the uncertainty in this area, the Company reserves the right to modify the Contract in an attempt to maintain favorable tax treatment.

CONTRACTS OWNED BY OTHER THAN NATURAL PERSONS. Under Section 72(u) of the Code, the investment earnings on Contributions for the Contracts will be taxed currently to the Owner if the Owner is a non-natural person, e.g., a corporation, or certain other entities. Such Contracts generally will not be treated as annuities for federal income tax purposes. However, this treatment is not applied to Contracts held by a trust or other entity as agent for a natural person nor to Contracts held by Qualified Plans. Purchasers should consult their own tax adviser before purchasing a Contract to be owned by a non-natural person.

MULTIPLE CONTRACTS. The Code provides that multiple non-qualified annuity contracts which are issued within a calendar year to the same contract owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such combination of contracts. For purposes of this rule, contracts received in a Section 1035 exchange will be considered issued in the year of the exchange. Owners should consult a tax adviser prior to purchasing more than one non-qualified annuity contract in any calendar year.

PARTIAL 1035 EXCHANGES. Section 1035 of the Code provides that an annuity contract may be exchanged in a tax-free transaction for another annuity contract. The IRS has also ruled that a partial exchange of an annuity contract, whereby a portion of an annuity contract is directly transferred into another annuity contract, would also qualify as a non-taxable exchange. However, the IRS has expressed concern that partial exchanges could be used to avoid tax that would otherwise be imposed on withdrawals from an annuity contract. The IRS has indicated that pending issuance of final regulations, it will consider all the facts and circumstances to determine whether a partial exchange and a subsequent withdrawal from either of the annuity contracts within 24 months of the date of the partial exchange should result in the contracts being treated as a single contract for purposes of determining the tax treatment of the withdrawal. A contract owner may avoid this result by demonstrating that a life event such as disability, divorce or unemployment occurred between the partial exchange and the withdrawal and that the withdrawal was not contemplated at the time of the partial exchange. Due to continuing uncertainty in this area, Owners should consult their own tax advisers prior to entering into a partial exchange of an annuity contract.

TAX TREATMENT OF ASSIGNMENTS. An assignment, transfer or pledge of a Contract may be a taxable event. Owners should therefore consult competent tax advisers should they wish to assign, transfer or pledge their Contracts.

If the Contract is issued for use under a Qualified Plan, it may not be assigned, pledged or otherwise transferred except as allowed under applicable law.

GIFTING A CONTRACT. If you transfer ownership of your Contract to a person other than your spouse or former spouse incident to a divorce, and receive payment less than the Contract's value, you will be liable for the tax on the Contract's value above your purchase payments (Contributions) not previously withdrawn. The new Contract owner's purchase payments (basis) in the Contract will be increased to reflect the amount included in your taxable income.

DEATH BENEFITS. Any death benefits paid under the Contract are taxable to the beneficiary. The rules governing the taxation of payments from an annuity contract, as discussed above, generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or as annuity payments. Estate taxes may also apply.

The Code provides that the assets of an IRA (including Roth IRAs) may not be invested in life insurance, but may provide in the case of death during the accumulation phase for a death benefit payment equal to the greater of purchase payments or contract value. The contract offers death benefits which may exceed the greater of purchase payments or contract value. If these death benefits are determined by the Internal Revenue Service as providing life insurance, the contract may not qualify as an IRA (including Roth IRAs). You should consult your tax adviser regarding these features and benefits prior to purchasing a contract.

INCOME TAX WITHHOLDING. All distributions or the portion thereof which is includible in the gross income of the Owner are subject to federal income tax withholding. Generally, amounts are withheld from periodic payments at the same rate as wages and at the rate of 10% from non-periodic payments. However, the Owner, in most cases, may elect not to have taxes withheld or to have withholding done at a different rate. Taxable distributions made to non-resident aliens will generally be subject to a 30% withholding rate unless a lower tax treaty rate applies to such person.

Certain  distributions  from  retirement  plans  qualified  under Section 401 or
Section 403(b) of the Code, or from a Code Section 457 governmental plan which are not directly rolled over to another eligible retirement plan or individual retirement account or individual retirement annuity, are subject to a mandatory 20% withholding for federal income tax. The 20% withholding requirement generally does not apply to: a) a series of substantially equal payments made at least annually for the life or life expectancy of the participant or joint and last survivor expectancy of the participant and a designated beneficiary, or distributions for a specified period of 10 years or more; or b) distributions which are required minimum distributions; or c) the portion of the distributions not includible in gross income (i.e. returns of after-tax contributions); or d) hardship withdrawals. Participants under such plans should consult their own tax counsel or other tax adviser regarding withholding requirements.

When all or part of an annuity contract or a death benefit under the Contract is transferred or paid to an individual two or more generations younger than the owner, a generation-skipping transfer tax may be owed. Under certain circumstances, Federal tax law may require the Company to withhold the tax from the Contract and pay it directly to the Internal Revenue Service.


TAX TREATMENT OF WITHDRAWALS - NON-QUALIFIED CONTRACTS. Section 72 of the Code governs the treatment of distributions from annuity contracts. It provides that if the contract value exceeds the aggregate contributions made, any amount withdrawn will be treated as coming first from the earnings and then, only after the income portion is exhausted, as coming from the principal. Withdrawn earnings are includible in gross income. It further provides that a ten percent (10%) penalty will apply to the income portion of any distribution. However, the penalty is not imposed on amounts received: (a) after the taxpayer reaches age 59 1/2; (b) after the death of the Owner; (c) if the taxpayer is totally disabled (for this purpose disability is as defined in Section 72(m)(7) of the Code); (d) in a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer or for the joint lives (or joint life expectancies) of the taxpayer and his or her Beneficiary; (e) under an immediate annuity; or (f) which are allocable to purchase payments made prior to August 14, 1982.

With respect to (d) above, if the series of substantially equal periodic payments is modified (unless under permitted exceptions) before the later of your attaining age 59 1/2 or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception plus interest for the tax years in which the exception was used.

The above information does not apply to Qualified Contracts. However, separate tax withdrawal penalties and restrictions may apply to such Qualified Contracts. (See "Tax Treatment of Withdrawals - Qualified Contracts," below.)

WITHDRAWALS - INVESTMENT ADVISER FEES. The Internal Revenue Service has, through a series of Private Letter Rulings, held that the payment of investment adviser fees from an IRA or a Tax-Sheltered Annuity is permissible under certain circumstances and will not be considered a distribution for income tax purposes. The Rulings require that in order to receive this favorable tax treatment, the annuity contract must, under a written agreement, be solely liable (not jointly with the Contract owner) for payment of the adviser's fee and the fee must actually be paid from the annuity Contract to the adviser. Withdrawals from non-qualified contracts for the payment of investment adviser fees will be considered taxable distributions from the contract.

DELAYED ANNUITY PAYMENTS. Although there is no guidance in the Federal tax law as to when annuity payments must commence under a non-qualified contract, the Internal Revenue Service could take the position that if annuity payments do not begin or are not scheduled to begin until an advanced age, such as after age 85, then the contract should not be treated as an annuity contract for Federal tax purposes. If such was to occur, then the income under the Contract could become currently taxable to the Owner.

QUALIFIED PLANS. The Contracts offered herein are designed to be suitable for use under various types of Qualified Plans. Taxation of participants in each Qualified Plan varies with the type of plan and terms and conditions of each specific plan. Owners, Annuitants and Beneficiaries are cautioned that benefits under a Qualified Plan may be subject to the terms and conditions of the plan regardless of the terms and conditions of the Contracts issued pursuant to the plan. Some retirement plans are subject to distribution and other requirements that are not incorporated into the Company's administrative procedures. The Company is not bound by the terms and conditions of such plans to the extent such terms conflict with the terms of a Contract, unless the Company specifically consents to be bound. Owners, Annuitants and Beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contracts comply with applicable law.

A Qualified Contract will not provide any necessary or additional tax deferral if it is used to fund a qualified plan that is tax deferred. However, the Contract has features and benefits other than tax deferral that may make it an appropriate investment for a qualified plan. You should consult your tax adviser regarding these features and benefits prior to purchasing a Qualified Contract.

On July 6, 1983, the Supreme Court decided in ARIZONA GOVERNING COMMITTEE V. NORRIS that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. Qualified Contracts will utilize annuity tables which do not differentiate on the basis of sex. Such annuity tables will also be available for use in connection with certain non-qualified deferred compensation plans.

Individual Retirement Annuities

Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" ("IRA"). Under applicable limitations, certain amounts may be contributed to an IRA which will be deductible from the individual's taxable income. These IRAs are subject to limitations on eligibility, contributions, transferability and distributions. (See "Tax Treatment of Withdrawals - Qualified Contracts" below.) Under certain conditions, distributions from other IRAs and other Qualified Plans may be rolled over or transferred on a tax-deferred basis into an IRA.

Sales of Contracts for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of Contracts to be qualified as Individual Retirement Annuities should obtain competent tax advice as to the tax treatment and suitability of such an investment.

Roth IRA

Section 408A of the Code provides that certain individuals may purchase a type of non-deductible IRA, known as a Roth IRA. Contributions for a Roth IRA are not deductible from taxable income.

Qualified distributions from Roth IRAs are free from federal income tax. A qualified distribution requires that an individual has held the Roth IRA for at least five years and, in addition, that the distribution is made either after the individual reaches age 59 1/2, on the individual's death or disability, or as a qualified first-time home purchase, subject to a $10,000 lifetime maximum, for the individual, a spouse, child, grandchild, or ancestor. Any distribution which is not a qualified distribution is taxable to the extent of earnings in the distribution. Distributions are treated as made from contributions first and therefore no distributions are taxable until distributions exceed the amount of contributions to the Roth IRA. The 10% penalty tax and the regular IRA exceptions to the 10% penalty tax apply to taxable distributions from a Roth IRA.

Amounts may be rolled over from one Roth IRA to another Roth IRA. Furthermore, certain eligible individuals may make a rollover contribution from a non-Roth IRA to a Roth IRA. The individual must pay tax on any portion of the IRA being rolled over that represents income or a previously deductible IRA contribution.

Purchasers of Contracts to be qualified as a Roth IRA should obtain competent tax advice as to the tax treatment and suitability of such an investment.

TAX TREATMENT OF WITHDRAWALS - QUALIFIED CONTRACTS.  Section 72(t) of the
Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including Contracts issued and qualified under Code Section 408 and 408A (Individual Retirement Annuities). To the extent amounts are not includible in gross income because they have been rolled over to an IRA or to another eligible qualified plan, no tax penalty will be imposed. The tax penalty will not apply to the following distributions: (a) if distribution is made on or after the date on which the Owner or Annuitant (as applicable) reaches age 59 1/2; (b) distributions following the death or disability of the Owner or Annuitant (as applicable) (for this purpose disability is as defined in Section 72(m)(7) of the Code); (c) distributions that are part of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the Owner or Annuitant (as applicable) or the joint lives (or joint life expectancies) of such Owner or Annuitant (as applicable) and his or her designated Beneficiary; (d) distributions made to the Owner or Annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code
Section 213 to the Owner or Annuitant (as applicable) for amounts paid during the taxable year for medical care; (e) distributions from an Individual Retirement Annuity for the purchase of medical insurance (as described in Section 213 (d) (1) (D) of the Code) for the Owner or Annuitant (as applicable) and his or her spouse and dependents if the Owner or Annuitant (as applicable) has received unemployment compensation for at least 12 weeks (this exception will no longer apply after the Owner or Annuitant (as applicable) has been re-employed for at least 60 days); (f) distributions from an Individual Retirement Annuity made to the Owner or Annuitant (as applicable) to the extent such distributions do not exceed the qualified higher education expenses (as defined in Section 72(t)(7) of the Code) of the Owner or Annuitant (as applicable) for the taxable year; (g) distributions made on account of an IRS levy upon the Qualified Contract; and (h) distributions from an Individual Retirement Annuity made to the Owner or Annuitant (as applicable) which are qualified first-time home buyer distributions (as defined in Section 72(t)(8) of the Code).

With respect to (c) above, if the series of substantially equal periodic payments is modified (unless under permitted exceptions) before the later of your attaining age 59 1/2 or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception plus interest for the tax years in which the exception was used.

     Required Distributions

Generally, distributions from a qualified plan must commence no later than April 1 of the calendar year, following the year in which the employee attains age 70 1/2. Required distributions must be over a period not exceeding the life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated beneficiary. If the required minimum distributions are not made, a 50% penalty tax is imposed as to the amount not distributed. There are no required distributions from a Roth IRA prior to the death of the Owner.


The Internal Revenue Service has issued new regulations regarding required minimum distributions from qualified plans. These new rules generally became effective January 1, 2002. One of these new regulations, which will not be effective until January 1, 2006, requires that the annuity contract value used to determine required minimum distributions may under certain circumstances include the actuarial value of other benefits under the contract, such as an enhanced death benefit as provided in your contract. This regulation does not apply to required minimum distributions made under an irrevocable annuity income option. You should discuss the affect of these new regulations with your tax advisor. If you are required to take distributions from your qualified plan, you should consult with your qualified plan sponsor and tax advisor to determine that your distributions comply with these rules.


                               ANNUITY PROVISIONS

Variable Annuity Payments reflect the investment performance of the Separate Account in accordance with the allocation of the Adjusted Contract Value to the Sub-Accounts during the Annuity Period. Annuity Payments also depend upon the Age of the Annuitant and any Joint Annuitant and the assumed interest factor utilized. The Annuity Table used will depend upon the Annuity Option chosen. The dollar amount of Variable Annuity Payments for each applicable Sub-Account after the first Variable Annuity Payment is determined as follows:

     1. The dollar amount of the first Variable Annuity Payment is divided by the value of an Annuity Unit for each applicable Sub-Account as of the Annuity Date. This sets the number of Annuity Units for each monthly payment for the applicable Sub-Account. The number of Annuity Units remains fixed during the Annuity Period.

     2. The fixed number of Annuity Units per payment in each Sub-Account is multiplied by the Annuity Unit Value for that Sub-Account for the last Valuation Period of the month preceding the month for which the payment is due. This result is the dollar amount of the payment for each applicable Sub-Account.

The total dollar amount of each Variable Annuity Payment is the sum of all Sub-Account Variable Annuity Payments reduced by the applicable portion of the Contract Maintenance Charge.

ANNUITY UNIT

The value of any Annuity Unit for each Sub-Account of the Separate Account was arbitrarily set initially at $10.

The Sub-Account Annuity Unit Value at the end of any subsequent Valuation Period is determined as follows:

     1. The Net Investment Factor for the current Valuation Period is multiplied by the value of the Annuity Unit for the Sub-Account for the immediately
preceding   Valuation  Period.  The  Net  Investment  Factor  is  equal  to  the
Accumulation Unit Value for the current Valuation Period divided by the Accumulation Unit Value for the immediately preceding Valuation Period.

     2. The result in (1) is then divided by the Assumed Investment Rate Factor which equals 1.00 plus the Assumed Investment Rate for the number of days since the preceding Valuation Date. The Assumed Investment Rate is equal to an effective annual rate of 4%.

The value of an Annuity Unit may increase or decrease from Valuation Period to Valuation Period.

(See "Annuity Payments" (The Annuity Period) in the Prospectus.)

                              FINANCIAL STATEMENTS

The financial statements of the Company included herein should be considered only as bearing upon the ability of the Company to meet its obligations under the Contracts.

                    FIDELITY SECURITY LIFE INSURANCE COMPANY

                       Statutory Financial Statements and
                             Supplemental Schedules

                           December 31, 2003 and 2002

                   (With Independent Auditors' Report Thereon)

                    FIDELITY SECURITY LIFE INSURANCE COMPANY

                                TABLE OF CONTENTS

                                                                                           PAGE
Independent Auditors' Report                                                                 1

Statutory Financial Statements:

     Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus           3

     Statutory Statements of Operations                                                      4

     Statutory Statements of Changes in Capital and Surplus                                  5

     Statutory Statements of Cash Flow                                                       6

     Notes to Statutory Financial Statements                                                 7

SUPPLEMENTAL SCHEDULES

     Statutory Selected Financial Data                                                      32

     Statutory Summary Investment Schedule                                                  35

     Statutory Schedule of Investment Risks Interrogatories                                 37

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Fidelity Security Life Insurance Company:

We have audited the accompanying statutory statements of admitted assets, liabilities, and capital and surplus of Fidelity Security Life Insurance Company as of December 31, 2003 and 2002, and the related statutory statements of operations, changes in capital and surplus, and cash flow for the years then ended. These statutory financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statutory financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described more fully in note 2 to the statutory financial statements, these statutory financial statements were prepared in conformity with the accounting practices prescribed or permitted by the Missouri Department of Insurance, which are a comprehensive basis of accounting other than accounting principles generally accepted in the Unites States of America.

In our opinion, the statutory financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities, and capital and surplus of Fidelity Security Life Insurance Company as of December 31, 2003 and 2002, and the results of its operations and its cash flow for the years then ended, on the basis of accounting described in note 2.

Our audit was made for the purpose of forming an opinion on the basic statutory financial statements taken as a whole. The statutory supplementary information included in the statutory supplemental schedule of selected financial data, the statutory supplemental summary investment schedule and the supplemental schedule of investment risks interrogatories are presented for purposes of additional analysis and are not a required part of the basic statutory financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic statutory financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic statutory financial statements taken as a whole.

This report is intended solely for the information and use of the board of directors and the management of Fidelity Security Life Insurance Company, the Missouri Department of Insurance, and other state insurance departments in states in which the Company is licensed, and is not intended to be, and should not be, used by anyone other than these specified parties.

                                  /s/ KPMG LLP

April 2, 2004
Kansas City, Missouri

                    FIDELITY SECURITY LIFE INSURANCE COMPANY

  Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus

                           December 31, 2003 and 2002

                                                                                    2003           2002
                                                                                ------------    -----------
                                           ADMITTED ASSETS

Bonds, at amortized cost (market, $367,021,028 and $336,708,426 in 2003
     and 2002, respectively)                                                    $358,700,916    332,785,247
Preferred stocks, at market (cost of $250,000 in both 2003 and 2002)                  31,500         14,000
Common stocks, at market (cost of $1,355,451 and $1,798,923 in 2003
     and 2002, respectively)                                                       1,050,247      1,148,239
Mortgage loans on real estate                                                      7,940,445      3,600,000
Policy loans                                                                       6,281,921      6,554,316
Cash and short-term investments                                                   20,649,021     18,791,525
Other invested assets                                                              4,456,217      3,352,160
Receivable for securities sold                                                            --      2,810,075
                                                                                ------------    -----------
                 Total cash and invested assets                                  399,110,267    369,055,562

Due and deferred premiums                                                          9,007,371     10,610,356
Accrued investment income                                                          3,885,223      5,093,873
Federal income tax recoverable (including deferred tax asset of
     $631,254 and $638,695 in 2003 and 2002, respectively)                           742,373      1,091,987
Due from reinsurers and other companies                                            5,135,090     12,334,111
Receivable from parent, subsidiaries, and affiliates                                      --        304,136
Amount receivable relating to uninsured accident and health plans                     53,311         53,938
State guaranty fund deposits                                                         346,988        622,595
Assets held in separate account                                                    3,965,841      3,202,010
                                                                                ------------    -----------
                 Total admitted assets                                          $422,246,464    402,368,568
                                                                                ============    ===========
                                 LIABILITIES AND CAPITAL AND SURPLUS

Liabilities:
     Aggregate reserves:
        Life insurance and annuity contracts                                    $321,896,067    308,428,018
        Accident and health insurance                                             10,876,852     11,774,995
     Claim reserves:
        Life insurance                                                             2,123,642      1,516,615
        Accident and health insurance                                              9,690,428      8,509,715
     Advance premiums and unapplied receipts                                       1,678,207      6,999,849
     Due to reinsurers and other companies                                        13,519,381      7,874,254
     Commissions, taxes, and general expenses                                      2,695,651      2,586,952
     Group contingency reserves                                                    1,239,466      1,076,334
     Interest maintenance reserve (IMR)                                            4,070,769      2,903,436
     Asset valuation reserve (AVR)                                                 1,688,333      2,129,314
     Liabilities related to separate account                                       3,965,841      3,202,010
                                                                                ------------    -----------
                 Total liabilities                                               373,444,637    357,001,492
                                                                                ------------    -----------
Capital and surplus:
     Capital stock, $2.50 par value. Authorized 1,100,000 shares; issued and
        outstanding 986,347 shares in both 2003 and 2002                           2,500,000      2,500,000
     Preferred stock, $100.00 par value. Authorized 50,000 shares; issued and
        outstanding 30,000 shares in both 2003 and 2002                            3,000,000      3,000,000
     Paid-in and contributed surplus                                               1,188,310      1,188,310
     Unassigned surplus                                                           42,604,542     39,169,791
                                                                                ------------    -----------
                                                                                  49,292,852     45,858,101

     Less treasury stock, at cost, 13,653 shares in both 2003 and 2002               491,025        491,025
                                                                                ------------    -----------
                 Total capital and surplus                                        48,801,827     45,367,076
                                                                                ------------    -----------
                 Total liabilities and capital and surplus                      $422,246,464    402,368,568
                                                                                ============    ===========

See accompanying notes to statutory financial statements.

                    FIDELITY SECURITY LIFE INSURANCE COMPANY

                       Statutory Statements of Operations

                     Years ended December 31, 2003 and 2002

                                                                            2003             2002
                                                                       -------------      -----------
Income:
     Life premiums                                                     $  12,021,821       11,834,351
     Annuity deposits                                                     19,356,249       14,692,289
     Accident and health premiums                                         83,424,944       51,086,014
     Investment income, net                                               20,065,858       22,750,603
     Amortization of IMR                                                     823,970          582,598
                                                                       -------------      -----------
                 Total income                                            135,692,842      100,945,855
                                                                       -------------      -----------
Policy benefits and expenses:
     Life insurance                                                        8,041,999        7,621,844
     Annuities                                                            20,415,643       21,587,162
     Accident and health insurance                                        53,943,872       38,294,946
     Increase in aggregate reserves                                       12,634,805        1,331,261
                                                                       -------------      -----------
                 Total policy benefits and expenses                       95,036,319       68,835,213
Commissions, net of ceding allowances                                     17,494,902       13,302,195
General insurance expenses                                                14,246,301       13,502,897
Insurance taxes, licenses, and fees                                        3,820,063        1,861,899
Change in loading and cost of collection on due and
     deferred premiums                                                       (14,572)          15,308
Separate account transfers                                                   (25,799)         142,436
                                                                       -------------      -----------
                                                                         130,557,214       97,659,948
                                                                       -------------      -----------
                 Income before Federal income taxes and net realized
                    capital gains                                          5,135,628        3,285,907
Federal income taxes                                                       1,051,042          328,747
                                                                       -------------      -----------
                 Income before net realized capital gains                  4,084,586        2,957,160
Net realized capital gains, net of income taxes and IMR
     transfers                                                            (1,083,105)        (373,700)
                                                                       -------------      -----------
                 Net income                                            $   3,001,481        2,583,460
                                                                       =============      ===========

See accompanying notes to statutory financial statements.

                    FIDELITY SECURITY LIFE INSURANCE COMPANY

             Statutory Statements of Changes in Capital and Surplus

                     Years ended December 31, 2003 and 2002

                                                                              PAID-IN AND
                                                      COMMON      PREFERRED   CONTRIBUTED   UNASSIGNED     TREASURY
                                                       STOCK        STOCK       SURPLUS       SURPLUS        STOCK         TOTAL
                                                    -----------   ---------   -----------   ----------     --------     ----------
Balance, December 31, 2001                          $ 2,500,000   3,000,000      996,198    37,600,684     (997,979)    43,098,903
    Net income                                               --          --           --     2,583,460           --      2,583,460
    Change in unrealized capital gains and losses            --          --           --       220,021           --        220,021
    Dividends on preferred stock                             --          --           --      (232,500)          --       (232,500)
    Change in liability for reinsurance
        in unauthorized companies                            --          --           --       (49,436)          --        (49,436)
    Change in net deferred income taxes                      --          --           --      (535,437)          --       (535,437)
    Change in nonadmitted assets                             --          --           --       307,110           --        307,110
    Change in asset valuation reserve                        --          --           --      (724,111)          --       (724,111)
    Sale of treasury stock                                   --          --      192,112            --      506,954        699,066
                                                    -----------   ---------    ---------    ----------     --------     ----------
Balance, December 31, 2002                            2,500,000   3,000,000    1,188,310    39,169,791     (491,025)    45,367,076
    Net income                                               --          --           --     3,001,481           --      3,001,481
    Change in unrealized capital gains and losses            --          --           --       363,044           --        363,044
    Dividends on preferred stock                             --          --           --      (232,500)          --       (232,500)
    Change in liability for reinsurance
        in unauthorized companies                            --          --           --      (129,118)          --       (129,118)
    Change in net deferred income taxes                      --          --           --        (7,441)          --         (7,441)
    Change in nonadmitted assets                             --          --           --        (1,696)          --         (1,696)
    Change in asset valuation reserve                        --          --           --       440,981           --        440,981
                                                    -----------   ---------    ---------    ----------     --------     ----------
Balance, December 31, 2003                          $ 2,500,000   3,000,000    1,188,310    42,604,542     (491,025)    48,801,827
                                                    ===========   =========    =========    ==========     ========     ==========

See accompanying notes to statutory financial statements.

                    FIDELITY SECURITY LIFE INSURANCE COMPANY

                        Statutory Statements of Cash Flow

                     Years ended December 31, 2003 and 2002

                                                                                2003              2002
                                                                            -------------     ------------
Cash from operations:
     Premium and annuity considerations                                     $ 120,717,698      124,831,764
     Considerations for supplemental contracts with life contingencies          2,372,981        2,382,053
     Investment income, net                                                    23,242,739       23,104,200
     Commission and expense allowances on reinsurance ceded                    44,303,003       14,714,228
     Fees associated with investment management, administration,
        and contract guarantees from separate account                             200,046               --
     Miscellaneous income                                                         545,984          552,710
     Death benefits                                                            (7,376,792)      (6,620,890)
     Annuity benefits                                                         (18,486,149)     (19,815,821)
     Disability benefits and benefits under accident and health policies      (53,943,872)     (38,294,946)
     Surrender benefits and other fund withdrawals                               (665,207)      (1,000,954)
     Interest on policy or contract funds                                         (15,372)         (17,695)
     Payments on supplementary contracts with life contingencies               (1,929,494)      (1,771,341)
     Contract claims--life                                                        607,027         (978,136)
     Contract claims--A&H                                                       1,180,713       (3,656,462)
     Other amounts payable on reinsurance                                      (2,942,346)      (7,804,710)
     Other amounts receivable under reinsurance contracts                         532,211        6,472,002
     Commissions on premiums and annuity considerations                       (60,824,372)     (61,942,961)
     Commissions and expense allowances on reinsurance assumed                   (973,532)        (698,038)
     General insurance expenses                                               (14,992,331)     (14,055,608)
     Insurance, taxes, licenses, and fees                                      (3,820,063)      (1,861,899)
     Aggregate write-ins for deductions                                           163,132          198,281
     Commissions to agents due or accrued                                      (1,164,959)      (4,299,724)
     General expense due or accrued                                               997,614          (73,297)
     Taxes, licenses, or fees due or accrued, excluding FIT                       287,217       (1,067,676)
     Amounts receivable relating to uninsured plans                                   627          (53,938)
     Guaranty funds receivable or on deposit                                      275,607         (298,491)
     Nonadmitted guaranty funds receivable or on deposit                           (1,696)              --
     Net transfers to separate account                                             25,799         (142,436)
     Federal income taxes                                                        (708,808)        (295,862)
                                                                            -------------     ------------
                 Net cash provided by operations                               27,607,405        7,504,353
                                                                            -------------     ------------
Cash from investments:
     Proceeds from investments sold, matured, or repaid:
        Bonds                                                                 154,604,373       87,427,778
        Stocks                                                                  1,449,065          487,746
        Mortgage loans                                                            239,955               --
        Miscellaneous proceeds                                                  2,810,075          529,911
     Costs of investments acquired:
        Bonds                                                                (181,707,621)    (102,822,026)
        Stocks                                                                 (1,304,269)        (307,251)
        Mortgage loans                                                         (4,586,388)      (3,600,000)
        Other invested assets                                                    (671,838)        (416,097)
        Miscellaneous applications                                                     --       (2,428,441)
     Net decrease (increase) in policy loans                                      272,395         (221,814)
                                                                            -------------     ------------
                 Net cash used in investments                                 (28,894,253)     (21,350,194)
                                                                            -------------     ------------
Cash from financing and miscellaneous sources:
     Capital and surplus paid in                                                       --          192,112
     Deposits on deposit-type contracts                                         1,819,670        1,883,775
     Other cash provided                                                        3,426,370       11,728,640
     Dividends paid to stockholders                                              (232,500)        (232,500)
     Withdrawals on deposit-type contracts without life contingencies          (1,869,196)      (1,860,939)
     Other applications, net                                                           --         (404,804)
                                                                            -------------     ------------
                 Net cash provided by financing and miscellaneous sources       3,144,344       11,306,284
                                                                            -------------     ------------
                 Increase (decrease) in cash and short-term investments         1,857,496       (2,539,557)
Cash and short-term investments:
     Beginning of year                                                         18,791,525       21,331,082
                                                                            -------------     ------------
     End of year                                                            $  20,649,021       18,791,525
                                                                            =============     ============

See accompanying notes to statutory financial statements.

                    FIDELITY SECURITY LIFE INSURANCE COMPANY

                     Notes to Statutory Financial Statements

                           December 31, 2003 and 2002

(1)      ORGANIZATION

         Fidelity Security Life Insurance Company (the Company) is a stock life insurance company writing life, accident, and health and variable and fixed annuity contracts. The Company is domiciled in the State of Missouri and is licensed in the District of Columbia and all states except New York, where it is licensed as a reinsurer. The Company currently markets group annuities, group life, and group accident and health, including group medical and self-funding arrangements, primarily through independent brokers and third-party administrators who specialize in group coverage.

         The top geographic locations in the United States for premiums and deposits earned by the Company were California, Florida, Illinois, Texas, Pennsylvania, and Missouri for the years ended December 31, 2003 and 2002. No other jurisdiction accounted for more than 5% of statutory premiums and deposits for the Company.

(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (a)      BASIS OF PRESENTATION

                  The accompanying statutory financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Missouri Department of Insurance. Prescribed statutory accounting practices are promulgated by the National Association of Insurance Commissioners (NAIC), as well as through state laws, regulations, and general administrative rules. Permitted statutory accounting practices encompass all accounting practices other than those so prescribed.

                  Accounting practices prescribed or permitted by the Missouri Department of Insurance comprise a comprehensive basis of accounting other than GAAP. The more significant differences are as follows:

                  (a) Investments in bonds are recorded at amortized cost or fair values established and/or approved by the NAIC. GAAP requires investments, other than those in subsidiaries, to be classified as held to maturity, trading, or available for sale. Held-to-maturity securities are carried at amortized cost; trading securities are carried at fair value, with the changes in fair value included in the statement of income; and available-for-sale securities are carried at fair value, with the changes in fair value reflected as a separate component of surplus.

                  (b) Investments in common stocks are valued as prescribed by the Securities Valuation Office of the NAIC, while, under GAAP, common stocks are reported at market value.

                  (c) Subsidiaries are included as common stock carried under the statutory equity method, with the changes in value of subsidiaries credited directly to the Company's surplus for statutory accounting. Income from subsidiaries is recognized in the statement of operations only to the extent of dividends received, while GAAP requires either consolidation or the equity or net income of subsidiaries to be credited to the statement.

                  (d) Certain assets designated as "nonadmitted assets" (principally prepaid guaranty association assessments) have been excluded from the statutory statements of admitted assets, liabilities, and capital and surplus by a charge to unassigned surplus, whereas, for GAAP, these assets are

                                                                     (Continued)

                    FIDELITY SECURITY LIFE INSURANCE COMPANY

                     Notes to Statutory Financial Statements

                           December 31, 2003 and 2002

                           recognized in the balance sheets. As of December 31, 2003 and 2002, "nonadmitted assets" totaled $210,401 and $208,705, respectively.

                  (e) The asset valuation reserve (AVR) and interest maintenance reserve (IMR), which are contingency reserves for possible losses on investments, are recorded as liabilities through charges to surplus and net income, respectively. Gains and losses captured in the IMR are being amortized into income ratably from the date of the sale of the security to the original contractual maturity of the security sold. Under GAAP, there are no provisions for AVR and IMR.

                  (f) Assets and liabilities are recorded net of ceded reinsurance balances whereas, for GAAP, amounts are recorded gross.

                  (g) Acquisition costs, such as commissions and other costs related to acquiring new business, are expensed as incurred, while, under GAAP, acquisition costs are capitalized and amortized to operations as the revenues are recognized.

                  (h) Changes in deferred income taxes are recorded directly to surplus as opposed to being an item of income tax benefit or expense for GAAP financial reporting purposes. Admittance testing may result in a charge to capital and surplus for nonadmitted portions of deferred tax assets. Under GAAP reporting, a valuation allowance may be recorded against the deferred tax asset and reflected as an expense for financial reporting purposes.

                  (i) Statutory policy reserves are based on statutory mortality and interest assumptions prescribed or permitted by statutes, without consideration of lapses or withdrawals. Under GAAP, statutory policy reserves for life insurance consider lapses and withdrawals. In addition, the effect, if any, on reserves due to a change in reserve on account of change in valuation basis is recorded directly to unassigned surplus rather than included in the determination of net gain from operations.

                  (j) Premium receipts and benefits on universal life-type contracts are recorded as revenue and expense for statutory purposes. Under GAAP, revenues on universal life-type contracts are comprised of contract charges and fees, which are recognized when assessed against the policyholder account balance. Additionally, under GAAP, premium receipts on universal life-type contracts arc considered deposits and are recorded as interest-bearing liabilities.

                  (k) Comprehensive income and its components are not presented in the statutory financial statements.

                  (l) Cumulative effect of change in accounting principle is reported as an adjustment to surplus in the period of the change in accounting principle. GAAP requires that cumulative effect of a change in accounting principle be reported as a component of net income.

                  (m) The statement of cash flow differs in certain respects from the presentation required by Statement of Financial Accounting Standards (SFAS) No. 95, including the presentation of the changes in cash and short-term investments instead of cash and cash equivalents. Short-term investments include securities with original maturities of one year or less.

                                                                     (Continued)

                    FIDELITY SECURITY LIFE INSURANCE COMPANY

                     Notes to Statutory Financial Statements

                           December 31, 2003 and 2002

         (b)      RISKS AND UNCERTAINTIES

                  Certain risks and uncertainties are inherent to the Company's day-to-day operations and to the process of preparing its statutory financial statements. The more significant of those risks and uncertainties, as well as the Company's method for mitigating the risks, are presented below and throughout the notes to the statutory financial statements.

                  - Statutory Financial Statements--The preparation of statutory financial statements in accordance with accounting practices prescribed or permitted by the Missouri Department of Insurance requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statutory financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                  - Investments--The Company is exposed to risks that issuers of securities owned by the Company will default or that interest rates will change and cause a decrease in the value of its investments. With mortgage-backed securities, the Company is exposed to prepayment risk. As interest rates decline, the rate at which these securities pay down principal will generally increase. Management mitigates these risks by conservatively investing in high-grade securities and by matching maturities of its investments with the anticipated payouts of its liabilities.

                  - External Factors--The Company is highly regulated by the NAIC and the Missouri Department of Insurance. Such regulations, among other things, limit the amount of dividends and impose restrictions on the diversification, amount, and types of investments.

                  - Reinsurance--Reinsurance contracts do not relieve the Company from its obligations to reinsureds. Failure of reinsurers to honor their obligations could result in losses to the Company; consequently, allowances are established for amounts deemed uncollectible. The Company evaluates the financial condition of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. Management believes that any liability arising from this contingency would not be material to the Company's financial position.

         (c)      INVESTMENTS

                  Investments are valued on the basis prescribed by the Committee on Valuation of Securities of the NAIC. Investments are generally stated as follows:

                           Investments in bonds with an NAIC rating designation of 1 through 5 are carried at amortized cost, whereas bonds with an NAIC rating of 6 are assigned specific year-end values by the NAIC and are written down to SVO assigned values by charging statutory surplus.

                           Preferred stocks are stated at cost, or lower of cost or market if not in good standing, as prescribed by the SVO of the NAIC.

                           Unaffiliated common stocks are stated at market, as prescribed by the SVO of the NAIC.

                                                                     (Continued)

                    FIDELITY SECURITY LIFE INSURANCE COMPANY

                     Notes to Statutory Financial Statements

                           December 31, 2003 and 2002

                           Common stocks of subsidiaries and affiliates in which the Company has an interest of 10% or more are carried on the statutory equity basis. The change in the stated value is recorded as a change in net unrealized capital gains (losses), a component of unassigned surplus.

                           Mortgage loans are carried at their aggregate unpaid balances. Investments in mortgage loans are deemed to be collectible until the Company is notified of an event of default; consequently, the Company does not record an allowance for uncollectible mortgage loans until notified of an event of default.

                           Policy loans are carried at their aggregate unpaid balances and are collateralized by the cash surrender value of the policyholder's underlying life insurance policy.

                           Short-term investments, securities with a maturity of one year or less at date of acquisition are carried at cost, which approximates fair value.

                           Other invested assets are carried at GAAP equity of $4,456,217 and $3,352,160 at December 31, 2003 and
                           2002, respectively.

                  Net realized gains and losses on securities transactions are determined on a specific identification basis and are included in the statutory statements of income, net of Federal income tax, subject to the provisions of the interest maintenance reserve.

                  Investment income is recognized as earned. Fixed maturity securities, excluding mortgage-backed securities, are amortized using the straight-line method for amortization of premiums and discounts. Amortized premiums and discounts are charged or credited to net investment income. Mortgage-backed securities are carried at amortized cost using the scientific method, including anticipated prepayments utilizing published data when applying interest income. In accounting for mortgage-backed securities and CMOs, the Company uses the retrospective method.

                  Other-than-temporary declines in the fair value of investments are charged to earnings when it is determined that the current value of the security is not recoverable.

         (d)      POLICY RESERVES

                  Statutory reserves for life insurance policies, other than single premium life insurance, have been computed primarily by the Commissioners' Reserve Valuation Method and Net Level Premium reserve methods. These methods take into account statutory valuation mortality rates and valuation interest rates. Interest rates vary from 2.5% to 6.0%, depending on year of issue and type of insurance. Mortality is based principally on 1958 CSO, 1958 CET, 1960 CSG, 1980 CSO, and 1980 CET, also depending on issue year and type of insurance.

                  For single-premium life insurance policies, reserves have been computed by the Universal Life Insurance Reserve methods and are based on 1980 CSO mortality with 4.0% interest.

                  Annuity reserves are calculated by the Commissioners' Annuity Reserve Valuation Method. This takes into account valuation interest rates, future guaranteed interest rates, surrender charges available at various dates into the future, and all other policy-guaranteed provisions, including the guaranteed settlement option rates in the policy forms.

                                                                     (Continued)

                    FIDELITY SECURITY LIFE INSURANCE COMPANY

                     Notes to Statutory Financial Statements

                           December 31, 2003 and 2002

                  Supplementary contracts with life contingencies are based mainly on 1983 GAM.

         (e)      PREMIUMS AND RELATED COMMISSIONS

                  Life premiums are recognized as income over the premium paying period of the related policies. Annuity considerations are recognized as revenue when received. Health premiums are earned ratably over the terms of the related insurance and reinsurance contracts or policies. Expenses incurred in connection with acquiring new business, including acquisition costs such as sales commissions, are charged to operations as incurred.

         (f)      SEPARATE ACCOUNT

                  Separate account assets and liabilities generally represent funds maintained in accounts to meet specific investment objectives of contract holders who bear the investment risk. Investment income and investment gains and losses accrue directly to such contract holders. The assets of the account are legally segregated and are not subject to claims that arise out of any other business of the Company. The assets and liabilities are carried at market value. Deposits are received and transferred to the separate account through the Company. Net investment income and realized and unrealized capital gains and losses on separate account assets are not reflected in the statements of income of the Company and are reflected directly in the separate account.

         (g)      PREFERRED STOCK

                  The Company's board of directors declares and pays a cash dividend quarterly. The dividend is based on 7.75% of the par value of the preferred stock. Dividends of $232,500 were declared and paid during both 2003 and 2002. There were no accrued and unpaid dividends related to the preferred stock at December 31, 2003 or 2002.

         (h)      FAIR VALUES OF FINANCIAL INSTRUMENTS

                  Fair values for bonds are based upon market quotations from the Valuation of Securities Manual of the Securities Valuation Office (SVO) of the NAIC.

                  The fair value for the investment in common stock of an affiliate is determined by the current offering price of the closely held company, which price is established based on prior year-end statutory equity.

                  The fair value for policy loans are estimated using discounted cash flow analyses, using interest rates currently being offered for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of this calculation.

                  For the remaining instruments, management believes the carrying value approximates fair value due to the short maturity, terms, and fluctuations in market conditions of those instruments.

                  The estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

                                                                     (Continued)

                    FIDELITY SECURITY LIFE INSURANCE COMPANY

                     Notes to Statutory Financial Statements

                           December 31, 2003 and 2002

         (i)      CONCENTRATIONS OF INVESTMENT ASSET CREDIT RISK

                  The amortized cost of bonds at December 31, 2003 and 2002, by NAIC rating classification, are shown below:

                                          2003                         2002
                               -------------------------     ------------------------
                                 AMORTIZED                    AMORTIZED
                                   COST          PERCENT         COST         PERCENT
                               ------------      -------     ------------     -------
Class 1 - highest quality      $292,062,306       81.4%      $217,187,294       65.3%
Class 2 - high quality           49,861,858       13.9%        81,861,765       24.6%
Class 3 - medium quality         10,054,812        2.8%        24,535,448        7.4%
Class 4 - low quality             5,566,673        1.6%         5,203,990        1.6%
Class 5 - lower quality             765,629        0.2%         3,984,250        1.2%
Class 6 - in or near default        389,638        0.1%            12,500        0.0%
                               ------------      -----       ------------      -----
                               $358,700,916      100.0%      $332,785,247      100.0%
                               ============      =====       ============      =====

                  Bonds with ratings from AAA to BBB as assigned by Standard and Poor's Corporation are generally considered as investment-grade securities. Some securities issued by the United States Government or an agency thereof are not rated, but are considered to be investment grade. The NAIC regards United States treasuries and agencies and all A ratings as Class 1 (highest quality), BBB ratings as Class 2 (high quality), BB ratings as Class 3 (medium quality), B ratings as Class 4 (low quality), all C ratings as Class 5 (lower quality), and D ratings as Class 6 (in or near default).

         (j)      RECLASSIFICATIONS

                  Certain reclassifications have been made to the 2002 statutory financial statements to conform to the 2003 presentation.

                                                                     (Continued)

                    FIDELITY SECURITY LIFE INSURANCE COMPANY

                     Notes to Statutory Financial Statements

                           December 31, 2003 and 2002

(3)    INVESTMENTS

       The amortized cost, gross unrealized gains, gross unrealized losses, and estimated fair value of investments in bonds at December 31, 2003 and 2002 are as follows:

                                                            DECEMBER 31, 2003
                                         ---------------------------------------------------------
                                                             GROSS          GROSS       ESTIMATED
                                           AMORTIZED       UNREALIZED     UNREALIZED      FAIR
                                             COST            GAINS          LOSSES        VALUE
                                         ------------      ----------     ----------   -----------
Bonds:
     U.S. Treasury securities
        and obligations of
        U.S. Government
        corporations and agencies        $ 52,995,014        674,058          5,540     53,663,532
     Corporate securities                 103,412,614      8,772,686      1,666,862    110,518,438
     Mortgage-backed securities           202,293,288             --             --    202,293,288
                                         ------------      ---------      ---------    -----------
                 Total                   $358,700,916      9,446,744      1,672,402    366,475,258
                                         ============      =========      =========    ===========
Preferred stocks:
     Industrial and miscellaneous        $    250,000             --        218,500         31,500
                                         ============      =========      =========    ===========
Common stocks:
     Banks, trusts, and insurance
        companies                        $    134,676         26,390             --        161,066
     Industrial and miscellaneous           1,220,775         28,074        359,668        889,181
                                         ------------      ---------      ---------    -----------
                 Total                   $  1,355,451         54,464        359,668      1,050,247
                                         ============      =========      =========    ===========

                                                                     (Continued)

                    FIDELITY SECURITY LIFE INSURANCE COMPANY

                     Notes to Statutory Financial Statements

                           December 31, 2003 and 2002

                                                              DECEMBER 31, 2002
                                          ---------------------------------------------------------
                                                             GROSS           GROSS       ESTIMATED
                                            AMORTIZED      UNREALIZED      UNREALIZED      FAIR
                                              COST           GAINS           LOSSES        VALUE
                                          ------------     ----------      ----------   -----------
Bonds:
     U.S. Treasury securities
        and obligations of
        U.S. Government
        corporations and agencies         $ 51,636,069        709,806             --     52,345,875
     Corporate securities                  166,766,202     10,069,865      6,856,498    169,979,569
     Mortgage-backed securities            114,382,976             --             --    114,382,976
                                          ------------     ----------      ---------    -----------
                 Total                    $332,785,247     10,779,671      6,856,498    336,708,420
                                          ============     ==========      =========    ===========
Preferred stock:
     Industrial and miscellaneous         $    250,000             --        236,000         14,000
                                          ============     ==========      =========    ===========
Common stocks:
     Banks, trusts, and insurance
        companies                         $    134,676             --          5,048        129,628
     Industrial and miscellaneous            1,664,247             --        645,637      1,018,610
                                          ------------     ----------      ---------    -----------
                 Total                    $  1,798,923             --        650,685      1,148,238
                                          ============     ==========      =========    ===========

         The amortized cost and estimated fair value of bonds at December 31, 2003, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                      ESTIMATED
                                       AMORTIZED        FAIR
                                         COST           VALUE
                                     ------------    -----------
One year or less                     $ 12,657,742     12,696,642
After one year through five years      47,645,377     49,464,877
After five years through ten years     49,746,219     53,234,719
After ten years                        46,358,290     49,331,499
                                     ------------    -----------
                                      156,407,628    164,727,737
Mortgage-backed securities            202,293,288    202,293,288
                                     ------------    -----------
                                     $358,700,916    367,021,025
                                     ============    ===========

                                                                     (Continued)

                    FIDELITY SECURITY LIFE INSURANCE COMPANY

                     Notes to Statutory Financial Statements

                           December 31, 2003 and 2002

         The following table presents the estimated fair value and gross unrealized losses on investment securities, aggregated by investment category and length of time that individual investment securities have been in a continuous unrealized loss position, at December 31, 2003.

                                                 LESS THAN 12 MONTHS             12 MONTHS OR MORE
                                            ----------------------------     -------------------------
                                                                GROSS                         GROSS
                                              ESTIMATED       UNREALIZED     ESTIMATED      UNREALIZED
                                             FAIR VALUE         LOSSES       FAIR VALUE       LOSSES
                                            ------------      ----------     ---------      ----------
Bonds:
    U.S. Treasury securities and
       obligations of U.S. Government
       corporations and agencies            $  2,374,383         43,657             --             --
    Corporate securities                       5,468,545         50,660      6,244,165      1,616,772
    Mortgage-backed securities                94,774,409        917,926             --             --
Preferred stocks:
    Industrial and miscellaneous                      --             --         31,500        218,500
Common stocks:
    Industrial and miscellaneous                 367,992         25,368        436,690        334,298
                                            ------------      ---------      ---------      ---------
                Total                       $102,985,329      1,037,611      6,712,355      2,169,570
                                            ============      =========      =========      =========

         At December 31, 2003 and 2002, bonds having an amortized value of $3,699,734 and $3,268,580, respectively, were on deposit with state insurance departments in accordance with statutory reserve deposit requirements.

         The Company's sales proceeds and realized gains and losses on securities are summarized as follows:

                                                         2003              2002
                                                    -------------       ----------
Sales proceeds on fixed maturity securities         $ 156,293,393       87,915,524
                                                    =============       ==========
Fixed maturities:
     Gross gains                                        3,304,179        1,062,775
     Gross losses                                      (2,529,521)      (1,362,964)
Equity securities:
     Gross gains                                               --               --
     Gross losses                                        (298,678)        (278,229)
Other invested assets:
     Gross gains                                          432,218          416,097
     Gross losses                                              --               --
                                                    -------------       ----------
                                                          908,198         (162,321)
Adjustment for:
     Amount deferred for the IMR                       (1,991,303)        (619,569)
     Income taxes                                              --          408,190
                                                    -------------       ----------
                 Net realized capital losses        $  (1,083,105)        (373,700)
                                                    =============       ==========

                                                                     (Continued)

                    FIDELITY SECURITY LIFE INSURANCE COMPANY

                     Notes to Statutory Financial Statements

                           December 31, 2003 and 2002

         Revenues in the accompanying statutory statements of operations for the years ended December 31, 2003 and 2002 include net investment income from the following sources:

                                               2003             2002
                                           ------------      ----------
U.S. Government bonds                      $  4,609,683       3,084,104
Other bonds                                  14,713,805      18,719,637
Common stocks                                    22,049          36,835
Mortgage loans                                  363,150              --
Premium notes, policy loans, and liens          172,114         200,364
Cash and short-term investments                 273,060         537,597
Deposits with brokers                                --             185
Other                                           323,234         558,079
                                           ------------      ----------
                 Gross investment income     20,477,095      23,136,801
Investment expenses                            (411,237)       (386,198)
                                           ------------      ----------
                 Net investment income     $ 20,065,858      22,750,603
                                           ============      ==========

                                                                     (Continued)

                    FIDELITY SECURITY LIFE INSURANCE COMPANY

                     Notes to Statutory Financial Statements

                           December 31, 2003 and 2002

         Investments at adjusted cost with NAIC rating designation 6 totaled $389,638 and $496,300 as of December 31, 2003 and 2002, respectively. In accordance with the NAIC's statutory accounting practices, these investments are reported at fair value as determined by the SVO, with the unrealized loss recorded in unassigned surplus net of deferred income taxes. The fair market values for these investments totaled $389,638 and $0 as of December 31, 2003 and 2002, respectively. Unrealized loss on these investments before the effect of deferred income taxes was $549,312 and $0 as of December 31, 2003 and 2002, respectively. The deferred income taxes on unrealized loss were $186,766 and $0 as of December 31, 2003 and 2002, respectively.

         During 2003 and 2002, the Company recognized a realized loss of $65,512 and $486,801, respectively, on several bonds held by the Company where it was determined that these securities had suffered an other-than-temporary decline in value.

(4)      FEDERAL INCOME TAXES

         The net deferred tax asset at December 31 and the change from the prior year are comprised of the following components:

                                                   2003           2002           CHANGE
                                               -----------     ----------       --------
Total gross deferred tax assets                $ 1,845,605      2,480,969       (635,364)
Total deferred tax liabilities                    (280,120)      (532,250)       252,130
                                               -----------      ---------       --------
                 Net deferred tax asset          1,565,485      1,948,719       (383,234)
Deferred tax asset nonadmitted in
     accordance with SSAP No. 10                  (934,231)    (1,310,024)       375,793
                                               -----------      ---------       --------
                 Admitted deferred tax asset   $   631,254        638,695         (7,441)
                                               ===========      =========       ========

         The change in deferred income taxes reported in surplus before consideration of nonadmitted assets is comprised of the following components:

                                                    2003          2002        CHANGE
                                                 ----------    ---------     --------
Net deferred tax asset                           $1,565,485    1,948,719     (383,234)
Less:
     Tax effect of unrealized gains and losses      178,059      301,211     (123,152)
     Recognized impairment loss on
        investments capital loss                    189,765      165,512       24,253
     Capital loss carryforward                           --      389,930     (389,930)
                                                 ----------    ---------     --------
Net tax effect without unrealized losses
     and impairments                             $1,197,661    1,092,066      105,595
                                                 ==========    =========     ========

                                                                     (Continued)

                    FIDELITY SECURITY LIFE INSURANCE COMPANY

                     Notes to Statutory Financial Statements

                           December 31, 2003 and 2002

         Current income taxes incurred consist of the following major components:

                                                         2003             2002
                                                      -----------       --------
Federal income tax incurred                           $ 1,169,709        328,747
Tax credits                                              (118,667)            --
Federal income tax on net capital gains                        --       (408,192)
                                                      -----------       --------
                 Federal income taxes incurred, net   $ 1,051,042        (79,445)
                                                      ===========       ========

         Deferred income tax assets and liabilities consist of the following major components:

                                                          2003           2002           CHANGE
                                                      -----------     ----------       --------
Deferred tax assets:
     Reserve discounting                              $   746,672        723,268         23,404
     Unearned premium reserve                             153,671        155,540         (1,869)
     Recognized loss on impairments                       189,765        165,512         24,253
     Unrealized losses on investments                     178,059        301,211       (123,152)
     Alternative minimum tax credit                            --        106,640       (106,640)
     Capital loss carryforward                                 --        389,930       (389,930)
     Deferred acquisition costs                           567,218        638,868        (71,650)
     Other                                                 10,220             --         10,220
                                                      -----------     ----------       --------
                 Total deferred tax assets              1,845,605      2,480,969       (635,364)
     Nonadmitted deferred tax assets                     (934,231)    (1,310,024)       375,793
                                                      -----------     ----------       --------
                                                          911,374      1,170,945       (259,571)
                                                      -----------     ----------       --------
Deferred tax liabilities:
     Book over tax basis on investments                  (280,120)      (532,250)       252,130
                                                      -----------     ----------       --------
                 Net change in admitted
                    deferred tax asset                   (280,120)      (532,250)       252,130
                                                      -----------     ----------       --------
                 Net admitted deferred tax
                    asset                             $   631,254        638,695         (7,441)
                                                      ===========     ==========       ========

                                                                     (Continued)

                    FIDELITY SECURITY LIFE INSURANCE COMPANY

                     Notes to Statutory Financial Statements

                           December 31, 2003 and 2002

         The Company's income tax incurred and change in deferred income tax differ from the amounts obtained by applying the Federal statutory rate of 34% to income before income taxes as follows:

                                                                     2003             2002
                                                                 -----------       ---------
Current income taxes incurred                                    $ 1,051,042         328,747
Change in deferred income taxes                                        7,441         122,859
                                                                 -----------       ---------
                 Total income tax reported                       $ 1,058,483         451,606
                                                                 ===========       =========
Income before taxes                                              $ 5,135,628       3,285,907
Federal statutory rate                                                    34%             34%
                                                                 -----------       ---------
                 Expected income tax expense
                    at 34% statutory rate                          1,746,114       1,117,208
Increase (decrease) in actual tax reported resulting from:
     Amortization of IMR                                            (280,150)       (198,083)
     Small-company deduction                                        (509,002)       (423,643)
     Other                                                           101,521         (43,876)
                                                                 -----------       ---------
                 Total statutory income taxes                    $ 1,058,483         451,606
                                                                 ===========       =========

         As of December 31, 2003 and 2002, the Company did not accrue a deferred tax liability relating to its "policyholders' surplus account." The amount of the policyholders' surplus account is approximately $3,736,000 in both 2003 and 2002. This is a special memorandum account into which certain amounts not previously taxed under prior tax laws were accumulated. No new additions will be made to this account. Federal income taxes would become payable on all or a portion of this amount at the current tax rate (a) when and if distributions to the stockholder, other than stock dividends and other limited exceptions, are made in excess of the accumulated previously taxed income; or (b) if the Company ceases to be a life insurance company, as defined by the Internal Revenue Code, and such termination is not due to another life insurance company acquiring its assets in a nontaxable transaction; or
         (c) if the policyholders' surplus account exceeds certain premium or reserve levels. The Company does not anticipate any transactions that would cause any part of this amount to become taxable. However, should the balance at December 31, 2003 become taxable, the Federal income tax liability at current rates would be approximately $1,270,240.

         The Company has a capital loss carryforward of approximately $170,000, which will expire in 2007 if sufficient capital gains are not generated.

         The following are income taxes incurred in the current and prior years that will be available for recoupment in the event of future losses:

2003           $ 950,000
2002             354,000
2001             166,000

                                                                     (Continued)

                    FIDELITY SECURITY LIFE INSURANCE COMPANY

                     Notes to Statutory Financial Statements

                           December 31, 2003 and 2002

(5)      PREMIUM AND ANNUITY CONSIDERATIONS DEFERRED AND UNCOLLECTED

         Deferred and uncollected life insurance premiums and annuity considerations are as follows:

                             DECEMBER 31, 2003          DECEMBER 31, 2002
                          -----------------------    ----------------------
                                          NET OF                    NET OF
         TYPE                GROSS       LOADING       GROSS       LOADING
---------------------     ----------    ---------    ---------    ---------
Ordinary new business     $  132,583       67,859      155,295       88,261
Ordinary renewal             736,879      531,326      899,246      645,349
Credit life                       37           27          690          467
Group life                 1,295,082      972,382    1,604,055    1,317,651
                          ----------    ---------    ---------    ---------
                 Totals   $2,164,581    1,571,594    2,659,286    2,051,728
                          ==========    =========    =========    =========

(6)    RELATED PARTY TRANSACTIONS

         The Company pays a majority of expenses on a direct basis to third-party vendors. Related parties provide the Company with certain administrative and marketing services on a direct cost reimbursement basis. Expenses incurred by the Company in 2003 and 2002 related to those services were $10,543,155 and $10,848,537, respectively. In addition, commission and policy administration expenses paid by the Company in 2003 and 2002 related to policies serviced by related parties were $2,464,465 and $3,587,861, respectively. The Company also had payables to related parties of $2,961 and a receivable due from related parties of $304,136 at December 31, 2003 and 2002, respectively.

         Certain related parties to the Company are third-party administrators through which the Company writes premiums. For the years ended December 31, 2003 and 2002, related parties, acting as third-party administrators, have written premiums of $18,264,924 and $18,405,093, respectively, for the Company.

         The Company has ceded $2,416,314 and $2,532,647 of life insurance in force at December 31, 2003 and 2002, respectively, to an insurance company owned by the president of the Company. American Service Life Insurance Company (ASLIC) received $549,608 and $66,031 of ceded premium from the Company for the years ended December 31, 2003 and 2002, respectively.

         During the year 2002, the Company loaned funds under promissory notes to an affiliate, Forrest T. Jones & Company, Inc., at various times and for varying amounts, never in excess of $3 million. All notes were repaid with interest at the then-current prime rate. On December 31, 2002, the Company issued an Adjustable Rate Mortgage loan to Forrest T. Jones & Company, Inc. in the amount of $3,600,000 at a current rate of 6.48%. The note is secured by a first lien as evidenced by a Deed of Trust on the building and property located at 3130 Broadway, Kansas City, MO.

         Other invested assets at December 31, 2003 and 2002 of $4,456,217 and $3,352,160, respectively, consist primarily of an investment in a limited partnership, the general partner of which is the president of the Company. The limited partnership is engaged in the speculative trading of commodity futures, option contracts, and other commodity interests, including forward contracts in foreign currencies.

                                                                     (Continued)

                    FIDELITY SECURITY LIFE INSURANCE COMPANY

                     Notes to Statutory Financial Statements

                           December 31, 2003 and 2002

(7)      REINSURANCE CEDED AND ASSUMED WITH OTHER INSURANCE COMPANIES

         In the ordinary course of business, the Company assumes business from and cedes business to a number of unrelated insurers under a variety of contracts. The existence of ceded reinsurance constitutes a means by which the Company has underwritten a portion of its business. This underwriting activity subjects the Company to certain risks. To the extent that reinsurers who are underwriting the Company's business become unable to meet their contractual obligations, the Company retains the primary obligation to its direct policyholders because the existence of this reinsurance does not discharge the Company from its obligation to its policyholders.

         The Company generally strives to diversify its credit risks related to reinsurance ceded. The Company has policies and procedures to approve reinsurers prior to entering into an agreement and also to monitor financial stability on a continuous basis. As of December 31, 2003 and 2002, the Company had no overdue reinsurance balances.

         The maximum amount of insurance the Company attempts to retain on any one life is $100,000.

         The Company follows a policy of reinsuring portions of ordinary life and accidental death coverages, as well as certain accident and health risks. The Company recorded a reinsurance recoverable of $5,135,090 and $5,667,307 as of December 31, 2003 and 2002, respectively, which are included in due from other companies on the statements of admitted assets, liabilities, and capital and surplus. The Company was also primarily liable to reinsurers for the amounts of $1,947,075 and $4,893,581 as of December 31, 2003 and 2002, respectively. Such liabilities are recorded in due to other companies on the statements of admitted assets, liabilities, and capital and surplus.

                                                                     (Continued)

                    FIDELITY SECURITY LIFE INSURANCE COMPANY

                     Notes to Statutory Financial Statements

                           December 31, 2003 and 2002

         A summary of reinsurance for each of the years in the two-year period ended December 31, 2003 follows:

                                                              ASSUMED        CEDED
                                              DIRECT         FROM OTHER     TO OTHER           NET
             DESCRIPTION                      AMOUNT         COMPANIES      COMPANIES         AMOUNT
---------------------------------------    ------------      ----------   -------------     ----------
2003:
     Life insurance in force (000's)       $  3,096,005        840,834      (1,618,337)      2,318,502
     Premiums:
        Life, annuity, and
           supplemental contracts            34,804,716      6,533,739     (12,333,366)     29,005,089
        Accident and health                 242,839,020         10,495    (159,424,571)     83,424,944
     Policy benefits:
        Life, annuity, and
           supplemental contracts            29,158,594      2,136,414      (3,502,572)     27,792,436
        Accident and health                 159,383,262       (365,804)   (105,073,586)     53,943,872
2002:
     Life insurance in force (000's)          3,315,195        797,248      (2,259,145)      1,853,298
     Premiums:
        Life, annuity, and
           supplemental contracts            38,710,725      2,315,476      (8,500,123)     32,526,078
        Accident and health                 215,428,669          2,551    (135,720,067)     79,711,153
     Policy benefits:
        Life, annuity, and
           supplemental contracts            30,542,552      1,759,378      (3,092,924)     29,209,006
        Accident and health                 147,419,936       (397,398)   (108,727,592)     38,294,946

         Future policy and claim reserves are stated after reduction of applicable reinsurance reserves, which aggregated approximately $18,589,356 in 2003 and $19,381,426 in 2002 on life business, and
         $40,221,447 in 2003 and $36,411,488 in 2002 on accident and health business. The Company is contingently liable for the portion of the policies reinsured in the event the reinsurance companies are unable to pay their portion of any resulting claim.

                                                                     (Continued)

                    FIDELITY SECURITY LIFE INSURANCE COMPANY

                     Notes to Statutory Financial Statements

                           December 31, 2003 and 2002

       The following table provides a summary of the significant reinsurance balances recoverable on paid and unpaid losses by reinsurer, along with the Standard and Poor's credit rating:

                                                                           RECOVERABLE         RECOVERABLE
                                                              CREDIT         ON PAID            ON UNPAID
              REINSURER                                       RATING          LOSSES              LOSSES
------------------------------------------                    ------       -----------         -----------
Everest Reinsurance Company                                     AA         $        --          4,308,232
American Trust Insurance Company Ltd.                           NR                  --          3,742,074
Centre Insurance Company                                       BBB-                 --          2,336,593
Employers Life Insurance Corporation                            B                   --          2,305,840
Swiss Re Life & Health America                                  AA                  --          1,900,848
Transatlantic Reinsurance Company                               AA                  --          1,811,397
General & Cologne Life Re of America                           AAA                  --          1,314,980
Standard Security Life Insurance Co. of NY                     BBB                  --          1,276,207
Arch Insurance Company                                          NR                  --          1,134,407
Commercial Travelers Mutual Insurance Co.                       NR                  --          1,105,213
Hannover Life Reassurance Co. of America                        NR                  --            898,328

                                                                     (Continued)

                    FIDELITY SECURITY LIFE INSURANCE COMPANY

                     Notes to Statutory Financial Statements

                           December 31, 2003 and 2002

(8)      DIRECT WRITTEN PREMIUMS

         Individual managing general agents (MGA) and third-party administrators
         (TPA) in which direct premiums written exceed 5% of total surplus at December 31 are as follows:

                                                         2003
---------------------------------------------------------------------------------------------------------------------------
           NAME AND ADDRESS OF                                                                              TOTAL DIRECT
             MANAGING GENERAL                                            TYPES OF        TYPES OF             PREMIUMS
             AGENT OR THIRD-                  FEIN      EXCLUSIVE        BUSINESS        AUTHORITY            WRITTEN/
           PARTY ADMINISTRATOR               NUMBER     CONTRACT         WRITTEN          GRANTED           PRODUCED BY
----------------------------------------   ----------   ---------   ------------------   ---------       ------------------
Aasist Insurance Services, Inc.            88-0426796      NO       Group A&H            UPCCAB          $        5,469,301
1575 Delucchi Lane                                                  (Excess loss)
Reno, NV  89502
---------------------------------------------------------------------------------------------------------------------------
Allied National, Inc.                      43-1625757      NO       Group A&H            UPCCAB                   2,963,752
911 Broadway
Kansas City, MO 64105
---------------------------------------------------------------------------------------------------------------------------
American Trust Administrators, Inc.        48-1066164      NO       Group Life           UPB                        442,319
7101 College Blvd #1200                                             Group A&H            UPCCAB                  16,511,963
Overland Park, KS 66210                                             (Excess loss)
                                                                    Individual A&H       PCCAB                    1,134,771
---------------------------------------------------------------------------------------------------------------------------
Arbor Benefit Group L.P.                   06-1587616      NO       Group A&H            UPCCAB                   2,726,718
281 Farmington Avenue                                               (Excess loss)
Farmington, CT  06032
---------------------------------------------------------------------------------------------------------------------------
Avesis, Third Party Administrators, Inc.   86-0349350      NO       Group A&H            UPCCAB                  11,772,092
10324 South Dolfield Road
Owings Mills, MD 21117
---------------------------------------------------------------------------------------------------------------------------
Bardon Insurance Group, Inc.               86-0898452      NO       Group A&H            UPCCAB                   8,379,530
8326 E. Hartford Drive, Suite 100                                   (Excess loss)
Scottsdale, AZ  85255-5466
---------------------------------------------------------------------------------------------------------------------------
East Coast Underwriters                    26-0067491      NO       Group Life           UPB                         32,752
961 E. Main Street                                                  Group A&H            UPCCAB                  12,719,966
Spartanburg, SC 29302                                               (Excess loss)
---------------------------------------------------------------------------------------------------------------------------
Excess Benefits, Inc.                      58-1897502      NO       Group A&H            UPCCCAB                  4,322,986
1566 Thompson Bridge Road                                           (Excess loss)
Gainsville, GA  30501
---------------------------------------------------------------------------------------------------------------------------
Special Insurance Services, Inc.           75-2195089      NO       Group Life           UPB                          1,431
6509 Windcrest Drive Suite 200                                      Group A&H            UPCCAB                  10,745,963
Plano, TX 75024
---------------------------------------------------------------------------------------------------------------------------
Voorhees Risk Management Inc.              22-3669968      NO       Group A&H            UPCCAB                  12,859,484
d/b/a Marlton Risk Group                                            (Excess loss)
Main Street Promenade, Suite 1100
Voorhees, NJ 08043
---------------------------------------------------------------------------------------------------------------------------
American Insurance Administrators, Inc.    31-1258935      NO       Group A&H            UPB                      7,445,381
3070 Riverside Drive                                                Individual A&H       UPB                        240,839
Columbus, OH 43221
---------------------------------------------------------------------------------------------------------------------------
Corporate Benefits Service, Inc.           56-1167792      NO       Group A&H            PCCA                     2,079,000
145 Scaleybark Road
Charlotte, NC  28209
---------------------------------------------------------------------------------------------------------------------------
Insurers Administrative Corp.              86-0344191      NO       GroupLife            UPCCAB                     802,307
2101 West Peoria Ave.                                               Group A&H            UPCCAB                  30,241,721
Suite 100
Phoenix, AZ 85029-4928
---------------------------------------------------------------------------------------------------------------------------
Interstate Specialty Marketing, Inc.       33-0177357      NO       Group Life           P                        5,435,295
17722 Irvine Blvd.                                                  Group A&H            UPB                          8,968
Tustin, CA 92780                                                    Individual Life      P                        1,940,309
                                                                    Group Annuity        P                        2,804,569
                                                                    Individual Annuity   P                          894,102
---------------------------------------------------------------------------------------------------------------------------
Forrest T. Jones & Company, Inc.           43-1451185      NO       Group Life           UPB                      1,397,163
3130 Broadway                                                       Group A&H            UPB                        744,349
Kansas City, MO 64111                                               Individual Life      UPB                        257,266
                                                                    Individual A&H       UPB                         16,579
                                                                    Individual Annuity   P                          684,517
---------------------------------------------------------------------------------------------------------------------------
Forrest T. Jones Consulting Company        43-1292250      NO       Group Life           UPB                        808,409
3130 Broadway                                                       Group Annuity        P                        5,853,925
Kansas City, MO 64111                                               Group A&H            UPB                      7,624,301
                                                                    Individual Life      UPB                         28,143
                                                                    Individual Annuity   P                          850,272
---------------------------------------------------------------------------------------------------------------------------
Grouplink, Inc.                            35-1640589      NO       Group A&H            PCCAB                    3,733,528
6612 E. 75th Street Suite 200
Indianapolis, IN  46250
---------------------------------------------------------------------------------------------------------------------------
Northwind, LLC                             23-3081650      NO       Group A&H            UPB                      5,071,198
1595 Paoli Pike, Suite 103
Westchester, PA  19380
---------------------------------------------------------------------------------------------------------------------------
Pacific Educators, Inc.                    95-2706278      NO       Group Life           P                          153,628
2808 E. Katella Avenue                                              Group A&H            UPB                        988,965
Suite 101                                                           Individual Life      P                          419,434
Orange, CA 92867-5299                                               Individual A&H       UPB                        678,710
---------------------------------------------------------------------------------------------------------------------------
               Total                                                                                            171,285,906
Premiums from individual TPAs and MGAs which are less than 5% of total surplus                                   10,560,202
                                                                                                         ------------------
               Total                                                                                     $      181,846,108
                                                                                                         ==================

C--Claims Payment; CA--Claims Adjustment; R--Reinsurance Ceding; B--Binding Authority; P--Premium Collection; U--Underwriting

                                                                     (Continued)

                    FIDELITY SECURITY LIFE INSURANCE COMPANY

                     Notes to Statutory Financial Statements

                           December 31, 2003 and 2002

                                                                2002
-----------------------------------------------------------------------------------------------------------------------------
         NAME AND ADDRESS OF                                                                                   TOTAL DIRECT
           MANAGING GENERAL                                                TYPES OF         TYPES OF             PREMIUMS
           AGENT OR THIRD-                   FEIN      EXCLUSIVE           BUSINESS        AUTHORITY             WRITTEN/
         PARTY ADMINISTRATOR                NUMBER      CONTRACT           WRITTEN          GRANTED             PRODUCED BY
---------------------------------------   ----------   ---------      ------------------   ---------          ---------------
A.G.I.A., Inc.                            95-2409500       NO         Group Life            UPB               $       644,166
1155 Eugenia Place                                                    Group A&H             UPCCAB                  2,831,653
Carpinteria, CA 93013-2062
-----------------------------------------------------------------------------------------------------------------------------
Alliance Benefit Management               31-1413132       NO         Group Life            P                          49,047
225 Green Meadows Dr. South                                           Group A&H             PCCA                   10,955,839
Westerville, OH 43081                                                 (Excess loss)
-----------------------------------------------------------------------------------------------------------------------------
Allied National, Inc.                     43-1625757       NO         Group A&H             UPCCAB                  4,032,332
911 Broadway
Kansas City, MO 64105
-----------------------------------------------------------------------------------------------------------------------------
American Trust Administrators, Inc.       48-1066164       NO         Group Life            UPB                       613,634
7101 College Blvd #1200                                               Group A&H             UPCCAB                 19,453,173
Overland Park, KS 66210                                               (Excess loss)
                                                                      Individual A&H        PCCAB                   1,091,458
-----------------------------------------------------------------------------------------------------------------------------
Avesis, Inc.                              86-0349350       NO         Group A&H             UPCCAB                  6,666,584
10324 South Dolfield Road
Owings Mills, MD 21117
-----------------------------------------------------------------------------------------------------------------------------
East Coast Underwriters                   57-1114583       NO         Group Life            UPB                        13,023
333 S. Pine Street                                                    Group A&H             UPCCAB                  5,245,032
Spartanburg, SC 29302                                                 (Excess loss)
-----------------------------------------------------------------------------------------------------------------------------
Special Insurance Services, Inc.          75-2195089       NO         Group A&H             UPCCAB                  7,550,995
6509 Windcrest Drive Suite 200
Plano, TX 75024
-----------------------------------------------------------------------------------------------------------------------------
American Insurance Administrators, Inc.   31-1258935       NO         Group Life            UPB
3070 Riverside Drive                                                  Group A&H             UPB                     6,776,535
Columbus, OH 43221                                                    Individual A&H        UPB                       224,800
-----------------------------------------------------------------------------------------------------------------------------
Insurers Administrative Corp.             86-0344191       NO         Group Life            UPCCAB                  1,054,548
2101 West Peoria Ave.                                                 Group A&H             UPCCAB                 45,262,394
Suite 100
Phoenix, AZ 85029-4928
-----------------------------------------------------------------------------------------------------------------------------
Interstate Specialty Marketing, Inc.      33-0177357       NO         Group Life            P                       7,041,237
17712 Irvine Blvd.                                                    Group A&H             UPB                           718
Tustin, CA 92780                                                      Individual Life       P                       2,330,361
                                                                      Group Annuity         P                       2,308,865
                                                                      Individual Annuity    P                       1,247,768
-----------------------------------------------------------------------------------------------------------------------------
Forrest T. Jones & Company, Inc.          43-1451185       NO         Group Life            UFB                     1,468,536
3130 Broadway                                                         Group A&H             UPB                       867,547
Kansas City, MO 64111                                                 Individual Life       UPB                       288,658
                                                                      Individual A&H        UPB                        25,904
                                                                      Individual Annuity    P                         758,729
-----------------------------------------------------------------------------------------------------------------------------
Forrest T. Jones Consulting Company       43-1292250       NO         Group Life            UPB                       774,834
3130 Broadway                                                         Group Annuity         P                       6,009,584
Kansas City, MO 64111                                                 Group A&H             UPB                     7,927,271
                                                                      Individual Life       UPB                        30,273
                                                                      Individual Annuity    P                         253,757
-----------------------------------------------------------------------------------------------------------------------------
Northwind, LLC                            23-3081650       NO         Group A&H             UPB                     6,464,449
961 Pottstown Pike
Chester Springs, PA 19424
-----------------------------------------------------------------------------------------------------------------------------
Pacific Educators, Inc.                   95-2706278       NO         Group Life            P                         155,208
2808 E. Katella Avenue                                                Group A&H             UPB                       888,989
Suite 101                                                             Individual Life       P                         426,385
Orange, CA 92867-5299                                                 Individual A&H        UPB                       654,362
-----------------------------------------------------------------------------------------------------------------------------
Voorhees Risk Management Inc.             22-3669968       NO         Group A&H             UPCCAB                 14,421,557
d/b/a Marlton Risk Group                                              (Excess loss)
Main Street Promenade, Suite 1100
Voorhees, NJ 08043
-----------------------------------------------------------------------------------------------------------------------------
                 Total                                                                                            166,810,205

Premiums from individual TPAs and MGAs which are less than 5% of total surplus                                     10,850,450
                                                                                                              ---------------
                 Total                                                                                        $   177,660,655
                                                                                                              ===============

C--Claims Payment; CA--Claims Adjustment; R--Reinsurance Ceding; B--Binding Authority; P--Premium Collection; U--Underwriting

                    FIDELITY SECURITY LIFE INSURANCE COMPANY

                     Notes to Statutory Financial Statements

                           December 31, 2003 and 2002

(9) ANNUITY ACTUARIAL RESERVES AND DEPOSIT LIABILITIES BY WITHDRAWAL CHARACTERISTICS

         Withdrawal characteristics of annuity reserves and deposit-type contracts and other liabilities without life or disability contingencies at December 31 are as follows:

                                                                                         DECEMBER 31, 2003
                                                                            -----------------------------------------
                                                                                   AMOUNT              % OF TOTAL
                                                                            -------------------      ----------------
Subject to discretionary withdrawal:
     (1)   With market value adjustment                                        $           --                   --
     (2)   At book value, less current surrender charge
              of 5% or more                                                        66,091,391                23.72%
     (3)   At fair value                                                            3,956,739                 1.42%
                                                                               --------------             --------
     (4)   Total with adjustment or at market value                                70,048,130                25.14%
     (5)   At book value without adjustment
              (minimal or no charge)                                              183,811,790                65.96%
Not subject to discretionary withdrawal                                            24,822,123                 8.91%
                                                                               --------------             --------
                 Total (gross)                                                    278,682,043               100.00%
                                                                                                          ========
Reinsurance ceded                                                                   4,000,000
                                                                               --------------
                 Total (net)                                                   $  274,682,043
                                                                               ==============

                                                                                       DECEMBER 31, 2002
                                                                            -----------------------------------------
                                                                                  AMOUNT              % OF TOTAL
                                                                            -------------------   -------------------
Subject to discretionary withdrawal:
     (1)   With market value adjustment                                          $         --               --
     (2)   At book value, less current surrender charge
              of 5% or more                                                        64,472,678            24.29%
     (3)   At fair value                                                            3,127,100             1.18%
                                                                                 ------------           ------
     (4)   Total with adjustment or at market value                                67,599,778            25.47%
     (5)   At book value without adjustment
              (minimal or no charge)                                              174,467,754            65.74%
Not subject to discretionary withdrawal                                            23,320,656             8.79%
                                                                                 ------------           ------
                 Total (gross)                                                    265,388,188           100.00%
                                                                                                        ======
Reinsurance ceded                                                                   5,000,000
                                                                                 ------------
                 Total (net)                                                     $260,388,188
                                                                                 ============

                                       26                            (Continued)

                    FIDELITY SECURITY LIFE INSURANCE COMPANY

                     Notes to Statutory Financial Statements

                           December 31, 2003 and 2002

(10)     AGGREGATE RESERVES AND CLAIMS RESERVES FOR ACCIDENT AND HEALTH POLICIES

         The claims portion of aggregate reserves and claims reserves for accident and health policies are based on estimates, which are subject to uncertainty. Uncertainty regarding reserves of a given accident year is gradually reduced as new information emerges each succeeding year, thereby allowing more reliable reevaluations of such reserves. While management believes that reserves as of December 31, 2003 are adequate, uncertainties in the reserving process could cause such reserves to develop favorably or unfavorably in the near term as new or additional information emerges. Any adjustment to reserves is reflected in the operating results of the periods in which they are made. Movements in reserves that are small relative to the amount of such reserves could significantly impact future reported earnings of the Company.

                                                                                    2003                  2002
                                                                             -------------------   ------------------
Balance at January 1, net of reinsurance recoverables of
     $29,653,720 and $39,092,795 in 2003 and 2002, respectively                 $   17,996,837          27,313,159
                                                                                --------------        ------------
Incurred related to:
     Current year                                                                   54,304,669          33,852,278
     Prior years                                                                    (1,231,295)         (1,217,191)
                                                                                --------------        ------------
                 Total incurred                                                     53,073,374          32,635,087
                                                                                --------------        ------------
Paid related to:
     Current year                                                                   47,058,650          26,414,655
     Prior years                                                                     5,704,509          15,536,754
                                                                                --------------        ------------
                 Total paid                                                         52,763,159          41,951,409
                                                                                --------------        ------------
Balance at December 31, net of reinsurance recoverables of
     $33,638,634 and $29,653,720 in 2003 and 2002, respectively                 $   18,307,052          17,996,837
                                                                                ==============        ============

         As a result of changes in estimates of claims incurred in prior years, the accident and health claim reserves incurred decreased by $1,231,295 during 2003. The change in amounts is the result of normal reserve developments inherent in the uncertainty of establishing the liability for accident and health claim reserves. Paid claims in 2002 are higher than in 2001 due to higher incidence of losses.

                                       27                            (Continued)

                    FIDELITY SECURITY LIFE INSURANCE COMPANY

                     Notes to Statutory Financial Statements

                           December 31, 2003 and 2002

(11)     SEPARATE ACCOUNTS

         The separate accounts held by the Company relate to individual variable annuities of nonguaranteed value. The net investment experience of the separate accounts is credited directly to the policyholder and can be a positive or negative. These variable annuities provide an incidental death benefit of the greater of the account value or the premium less surrenders. The assets and the liability of these accounts are carried at market. This business is represented in the table below.

                                                                                                     NONGUARANTEED
                                                                                                        ACCOUNTS
                                                                                                  ------------------
Premiums, considerations, or deposits for the year ended December 31, 2003                            $   388,099
Reserves at December 31, 2003 for accounts with assets at:
     Market value (MV)                                                                                  3,956,739
     Amortized cost                                                                                            --
                                                                                                      -----------
                                                                                                      $ 4,344,838
                                                                                                      ===========
By withdrawal characteristics:
     Subject to discretionary withdrawal                                                              $        --
     With MV adjustment                                                                                        --
     At book value without MV adjustment and with current surrender charge
        of 5% or more                                                                                          --
     At market value                                                                                    4,344,838
     At book value without MV                                                                                  --
                                                                                                      -----------
                 Subtotal                                                                               4,344,838

Not subject to discretionary withdrawal                                                                        --
                                                                                                      -----------
                 Total                                                                                $ 4,344,838
                                                                                                      ===========

         Transfers as reported in the summary of operations of the separate accounts statement:

                                                                                     2003                  2002
                                                                              ----------------         ------------
Transfers to separate accounts for premiums                                    $     388,099             539,365
Transfers from separate accounts, other                                             (413,898)           (396,926)
                                                                               -------------            --------
                 Net transfers to (from) separate accounts                     $     (25,799)            142,439
                                                                               =============            ========
Transfers as reported in the statutory statements of operations
     of the Company                                                            $     (25,799)            142,439

                                       28                            (Continued)

                    FIDELITY SECURITY LIFE INSURANCE COMPANY

                     Notes to Statutory Financial Statements

                           December 31, 2003 and 2002

(12)     COMMITMENTS AND CONTINGENCIES

         As a condition of doing business, all states and jurisdictions have adopted laws requiring membership in the insurance guarantee funds. The Company is unable to estimate the possible amounts, if any, of such assessments at this time. Accordingly, the Company is unable to determine the impact, if any, such assessments may have on the Company's financial position or results of operations.

         The Company is named defendant in various lawsuits by policyholders alleging breach of the Company's covenant of good faith and fair dealings. The lawsuits, although various in nature, are primarily the result of the Company denying benefits, as it is the Company's interpretation that the plaintiffs misrepresented the facts in applying for a policy or the claims in question were not covered by the policy acquired. Lawsuits of this type are commonplace in the industry. The Company is also involved in several disputes with its reinsurance companies and third-party administrators. These disputes typically involve discrepancies between how much is owed between the parties. The Company intends to vigorously defend against these lawsuits and disputes and is of the opinion that even if the Company is held liable, any monetary damages assessed would probably not exceed the current reserves for these claims and, if so, the amount would not have a material impact on the Company's statutory financial statements.

(13)     REGULATORY MATTERS

         DIVIDEND RESTRICTIONS--Regulatory restrictions on statutory surplus limit the amount of dividends available for distribution without prior approval of regulatory authorities. Without prior approval of its domiciliary commissioner, dividends to common shareholders are limited by the laws of the Company's state of incorporation, Missouri, to $4,330,182, an amount that is based on restrictions relating to statutory surplus.

         RISK-BASED CAPITAL--The NAIC has developed risk-based capital (RBC) standards that relate a life insurer's reported statutory capital and surplus to the risks inherent in its overall operations. The RBC formula uses the statutory annual statement to calculate the minimum indicated capital level to protect the Company from various risks that it faces, such as asset risk, underwriting risk, and credit risk. The NAIC model law calls for various levels of regulatory action based on the magnitude of an indicated RBC capital deficiency, if any. The Company continues to monitor its internal capital requirements and the NAIC's RBC requirements. At December 31, 2003, the Company's total adjusted capital was in excess of the minimum capital requirements for all RBC action levels. Management believes that the Company's capital levels are sufficient to support the level of risk inherent in its operations.

                                       29                            (Continued)

                    FIDELITY SECURITY LIFE INSURANCE COMPANY

                     Notes to Statutory Financial Statements

                           December 31, 2003 and 2002

(14)     RECONCILIATION TO ANNUAL STATEMENT

         The following schedule reconciles the Company's annual statement to the audited statutory financial statements for the year ended December 31, 2003:

                                                                                  PER THE
                                                                                ACCOMPANYING
                                                                                 STATUTORY              PER THE
                                                                                 FINANCIAL               ANNUAL
                                                                                 STATEMENTS            STATEMENT
                                                                             -------------------     --------------
Net realized capital gains (losses), less capital gains tax (1)                $   (1,083,105)        (1,569,902)
                                                                               ==============         ==========
Statutory net income                                                           $    3,001,481          2,514,683
                                                                               ==============         ==========
Change in asset valuation reserve                                              $      440,981            308,572
                                                                               ==============         ==========

         (1) The asset valuation reserve was adjusted to properly reclassify this loss from unrealized to realized loss and recognize the deferred tax asset, which was taken in the financial statements in the prior year and the annual statement in the current year.

         The following schedule reconciles the Company's annual statement to the audited statutory financial statements for the year ended December 31, 2002:

                                                                                  PER THE
                                                                                ACCOMPANYING
                                                                                 STATUTORY              PER THE
                                                                                 FINANCIAL               ANNUAL
                                                                                 STATEMENTS            STATEMENT
                                                                            -------------------   -------------------
Net realized capital gains (losses), less capital gains tax (1)                 $  (373,700)           (2,866,892)
                                                                                ===========           ===========
Statutory net income                                                            $ 2,583,460                90,264
                                                                                ===========           ===========
Asset valuation reserve                                                         $ 2,129,314             1,996,905
                                                                                ===========           ===========
Capital and surplus                                                             $45,367,076            45,499,486
                                                                                ===========           ===========

         (1) Other-than-temporary decline in the fair value of investments is recorded in the statements of operations rather than through the statements of changes in capital and surplus. The asset valuation reserve and the related net deferred tax assets were adjusted to properly reclassify this loss from unrealized to realized loss and recognize the deferred tax asset.

                                       30                            (Continued)

                    FIDELITY SECURITY LIFE INSURANCE COMPANY

                     Notes to Statutory Financial Statements

                           December 31, 2003 and 2002

(15)     FAIR VALUE OF FINANCIAL INSTRUMENTS

         The fair values of investment securities, including short-term investments and cash, are estimated based on prices received from the Securities Valuation Office of the NAIC or third-party securities dealers. Cash and short-term investment fair values approximate their carrying values. The following chart provides the amortized cost and estimated fair value of investment securities at December 31, 2003 and 2002:

                                                          2003                                   2002
                                         -------------------------------------  -------------------------------------
                                            STATEMENT           ESTIMATED          STATEMENT           ESTIMATED
             DESCRIPTION                      VALUE             FAIR VALUE           VALUE             FAIR VALUE
---------------------------------------  -----------------   -----------------  -----------------   -----------------
Bonds:
     U.S. Treasury securities
        and obligations of
        U.S. Government
        corporations and agencies        $     51,636,069         52,345,845        51,636,069          52,345,875
     Corporate securities                     166,766,202        169,979,569       166,766,202         169,979,569
     Mortgage-backed securities               114,382,976        114,382,976       114,382,976         114,382,976
                                         ----------------      -------------       -----------         -----------
                    Total                $    332,785,247        336,708,390       332,785,247         336,708,420
                                         ================      =============       ===========         ===========
Preferred stock:
     Industrial and miscellaneous        $        250,000             14,000            14,000              14,000

Common stock:
     Banks, trusts, and insurance
        companies                        $        134,676            129,628           129,628             129,628
     Industrial and miscellaneous               1,664,247          1,018,610         1,018,610           1,018,610
                                         ----------------      -------------       -----------         -----------
                    Total                $      1,798,923          1,148,238         1,148,238           1,148,238
                                         ================      =============       ===========         ===========
Other invested assets                    $      4,456,217          4,456,217         3,352,160           3,352,160
Mortgage loans                                  7,940,445          7,940,445         3,600,000           3,600,000

                    FIDELITY SECURITY LIFE INSURANCE COMPANY

                        Statutory Selected Financial Data

                                December 31, 2003

Investment income earned:
      Government bonds                                                                                      $     4,609,683
      Other bonds (unaffiliated)                                                                                 14,713,805
      Bonds of affiliates                                                                                                --
      Preferred stocks (unaffiliated)                                                                                    --
      Preferred stocks of affiliates                                                                                     --
      Common stocks (unaffiliated)                                                                                   22,049
      Common stocks of affiliates                                                                                        --
      Mortgage loans                                                                                                363,150
      Real estate                                                                                                        --
      Premium notes, policy loans, and liens                                                                        172,114
      Collateral loans                                                                                                   --
      Cash on hand and on deposit                                                                                        --
      Short-term investments                                                                                        273,060
      Other invested assets                                                                                              --
      Derivative instruments                                                                                             --
      Aggregate write-in for investment income                                                                      323,234
                                                                                                            ---------------
                              Gross investment income                                                       $    20,477,095
Real estate owned--book value less encumbrances                                                             $            --

Mortgage loans--book value:
      Farm mortgages                                                                                        $            --
      Residential mortgages                                                                                              --
      Commercial mortgages                                                                                        7,940,445
                                                                                                            ---------------
                              Total mortgage loans                                                          $     7,940,445
                                                                                                            ===============
Mortgage loans by standing--book value:
      Good standing                                                                                         $     7,940,445
      Good standing with restructured terms                                                                              --
      Interest overdue more than three months, not in foreclosure                                                        --
      Foreclosure in process                                                                                             --
Other long-term assets--statement value                                                                     $     4,456,217
Collateral loans                                                                                                         --

Bonds and stocks of parent, subsidiaries, and affiliates--book value:
      Bonds                                                                                                 $            --
      Preferred stocks                                                                                                   --
      Common stocks                                                                                                      --

Bonds and short-term investments--by maturity and class:
      By maturity--statement value:
               Due within one year or less                                                                  $    23,212,143
               Over one year through five years                                                                  47,667,130
               Over five years through ten years                                                                 50,476,669
               Over ten years through twenty years                                                               42,987,718
               Over twenty years                                                                                204,911,660
                                                                                                            ---------------
                              Total bonds and short-term investments--by maturity                           $   369,255,320
                                                                                                            ===============

                                       32                            (Continued)

                    FIDELITY SECURITY LIFE INSURANCE COMPANY

                        Statutory Selected Financial Data

                                December 31, 2003

  By class--statement value:
            Class 1                                                                                         $   302,616,709
            Class 2                                                                                              49,861,858
            Class 3                                                                                              10,054,812
            Class 4                                                                                               5,566,674
            Class 5                                                                                                 765,629
            Class 6                                                                                                 389,638
                                                                                                            ---------------
                              Total bonds and short-term investments--by class                              $   369,255,320
                                                                                                            ===============
Total bonds publicly traded                                                                                 $   358,700,916
Total bonds privately placed                                                                                             --
Preferred stocks--statement value                                                                                    31,500
Common stocks--market value, including investment in subsidiary                                                   1,050,249
Short-term investments--book value                                                                               10,554,403
Financial options owned--statement value                                                                                 --
Financial options written and in force--statement value                                                                  --
Financial futures contracts open--current price                                                                          --
Cash on deposit                                                                                                   1,094,593

Life insurance in force:
  Industrial                                                                                                             --
  Ordinary                                                                                                  $       187,874
  Credit life                                                                                                        27,214
  Group life                                                                                                      2,103,414

Amount of accidental death insurance in force under ordinary policies                                       $       135,482

Life insurance policies with disability provisions in force:
  Industrial                                                                                                $            --
  Ordinary                                                                                                          108,884
  Credit life                                                                                                            --
  Group life                                                                                                      2,044,177

Supplementary contracts in force:
  Ordinary--not involving life contingencies:
            Amount on deposit                                                                               $         2,592
            Income payable                                                                                            1,764
  Ordinary--involving life contingencies:
            Income payable                                                                                          100,118
  Group--not involving life contingencies:
            Amount on deposit                                                                                    11,681,067
            Income payable                                                                                        1,716,019
  Group--involving life contingencies:
            Income payable                                                                                        1,986,460

Annuities:
  Ordinary:
            Immediate--amount of income payable                                                             $            --
            Deferred--fully paid account balance                                                                 17,456,645
            Deferred--not fully paid account balance                                                             25,958,077

                                       33                            (Continued)

                    FIDELITY SECURITY LIFE INSURANCE COMPANY

                        Statutory Selected Financial Data

                                December 31, 2003

    Group:
                Immediate--amount of income payable                                                         $            --
                Deferred--fully paid account balance                                                                     --
                Deferred--not fully paid account balance                                                        214,795,748
Accident and health insurance--premiums in force:
    Ordinary                                                                                                $     2,303,329
    Group                                                                                                       237,112,945
    Credit                                                                                                               --
Deposit funds and dividend accumulations:
    Deposit funds--account balance                                                                          $            --
    Dividend accumulations--account balance                                                                              --

Claim payments:
    Group accident and health--year ended December 31, 2003:
                2003                                                                                        $    46,527,227
                2002                                                                                             26,192,073
                2001 and prior                                                                                   15,262,512

    Other accident and health:
                2003                                                                                        $       531,423
                2002                                                                                                222,582
                2001 and prior                                                                                      374,242

    Other coverages that use developmental methods to calculate claims reserves:
                2003                                                                                        $            --
                2002                                                                                                     --
                2001 and prior                                                                                           --

See accompanying independent auditors' report.

                    FIDELITY SECURITY LIFE INSURANCE COMPANY

                      Statutory Summary Investment Schedule

                                December 31, 2003

                                                                                                        ADMITTED ASSETS AS REPORTED
                                                                            GROSS INVESTMENT HOLDINGS     IN THE ANNUAL STATEMENT
                                                                            -------------------------  -----------------------------
                          INVESTMENT CATEGORIES                                AMOUNT     PERCENTAGE         AMOUNT    PERCENTAGE
-----------------------------------------------------------------------------------------------------  -----------------------------
Bonds:
    U.S. Treasury securities                                                $  9,371,431      2.3%       $  9,371,431     2.3%
    U.S. Government agency and corporate obligations
         (excluding mortgage-backed securities):
              Issued by U.S. Government agencies                                      --       --                  --      --
              Issued by U.S. Government-sponsored agencies                            --       --                  --      --
    Foreign government (including Canada, excluding
         mortgage-backed securities)                                                  --       --                  --      --
    Securities issued by states, territories, and
         possessions, and political subdivisions in the U.S.:
              States, territories, and possessions general
                   obligations                                                 1,910,923      0.5           1,910,923     0.5
              Political subdivisions of states, territories, and
                   possessions, and political subdivision
                   general obligations                                         7,733,030      1.9           7,733,030     1.9
              Revenue and assessment obligations                              33,979,630      8.5          33,979,630     8.5
              Industrial development and similar obligations                          --       --                  --      --
    Mortgage-backed securities (including residential and commercial MBS):
              Pass-through securities:

                   Guaranteed by GNMA                                        189,885,596     47.5         189,885,596    47.6
                   Issued by FNMA and FHLMC                                           --       --                  --      --
                   Privately issued                                                   --       --                  --      --
              CMOs and REMICs:

                   Issued by FNMA and FHLMC                                   11,297,401      2.8          11,297,401     2.8
                   Privately issued and collateralized by MBS,
                          issued or guaranteed by GNMA, FNMA,
                          or FHLMC                                             1,110,294      0.3           1,110,294     0.3
                   All other privately issued                                         --       --                  --      --
Other debt and other fixed income securities (excluding short-term):
         Unaffiliated domestic securities (includes credit
                   tenant loans rated by the SVO)                            103,412,612     25.9         103,412,611    25.9
         Unaffiliated foreign securities                                              --       --                  --      --
         Affiliated securities                                                        --       --                  --      --
Equity interests:
    Investments in mutual funds                                                       --       --                  --      --
    Preferred stocks:
         Affiliated                                                                   --       --                  --      --
         Unaffiliated                                                            250,000      0.1              31,500     0.0
    Publicly traded equity securities (excluding preferred stocks):
              Affiliated                                                              --       --                  --      --
              Unaffiliated                                                     1,355,451      0.3           1,050,247     0.3
    Other equity securities:
         Affiliated                                                                   --       --                  --      --
         Unaffiliated                                                                 --       --                  --      --
    Other equity interests, including tangible personal
         property under lease:
              Affiliated                                                              --       --                  --      --
              Unaffiliated                                                            --       --                  --      --

                                       35                            (Continued)

                    FIDELITY SECURITY LIFE INSURANCE COMPANY

                      Statutory Summary Investment Schedule

                                December 31, 2003

                                                                                                        ADMITTED ASSETS AS REPORTED
                                                                            GROSS INVESTMENT HOLDINGS     IN THE ANNUAL STATEMENT
                                                                            -------------------------  ----------------------------
                     INVESTMENT CATEGORIES                                      AMOUNT    PERCENTAGE      AMOUNT       PERCENTAGE
-----------------------------------------------------------------           ------------  -----------  ------------   ------------
Mortgage loans:
    Construction and land development                                       $         --       --      $         --          --
    Agricultural                                                                      --       --                --          --
    Single-family residential properties                                              --       --                --          --
    Multifamily residential properties                                                --       --                --          --
    Commercial loans                                                           7,940,445      2.0         7,940,445         2.0
Real estate investments:
    Property occupied by company                                                      --       --                --          --
    Property held for production of income (includes $0
         of property acquired in satisfaction of debt)                                --       --                --          --
    Property held for sale ($0, including property
         acquired in satisfaction of debt)                                            --       --                --          --
Policy loans                                                                   6,281,921      1.6         6,281,921         1.6
Receivables for securities                                                            --       --                --          --
Cash and short-term investments                                               20,649,021      5.2        20,649,021         5.2
Other invested assets                                                          4,456,217      1.1         4,456,217         1.1
                                                                            ------------  -------      ------------     -------
                        Total invested assets                               $399,633,972    100.0%     $399,110,267       100.0%
                                                                            ============  =======      ============     =======

See accompanying independent auditors' report.

                    FIDELITY SECURITY LIFE INSURANCE COMPANY

             Statutory Schedule of Investment Risks Interrogatories

                           December 31, 2003 and 2002

Answer the following interrogatories by stating the applicable U.S. dollar amounts and percentages of the reporting entity's total admitted assets held in that category of investments as shown on the Summary Investment Schedule. All reporting entities must answer interrogatories 1, 2, 3, 4, 11, and, if applicable, 20 through 24. Answer each of the interrogatories 5 through 19 (except 11) only if the reporting entity's aggregate holding in the gross investment category addressed in that interrogatory equals or exceeds 2.5% of the reporting entity's total admitted assets. For Life, Health and Fraternal blanks, responses are to exclude Separate Accounts.

1. State the reporting entity's total admitted assets as reported on Page 2 of the annual statement. $418,280,621

2. State by investment category the 10 largest exposures to a single issuer/borrower/investment, excluding U.S. Government, U.S. Government agency securities, and those U.S. Government money market funds listed in the Appendix to the SVO Purposes and Procedures Manual as exempt, property occupied by the company, and policy loans.

                                                                               PERCENT OF
                                                                             TOTAL ADMITTED
                        INVESTMENT CATEGORY                      AMOUNT          ASSETS
           -----------------------------------------          ------------   --------------
2.01       California Rural Home Mortgage Review              $  7,088,795       1.695%
2.02       Weyerhaeuser Co.                                      4,402,440       1.053%
2.03       Continental Corp                                      3,500,000       0.837%
2.04       Mountain Fuel Supply                                  3,500,000       0.837%
2.05       Hydro-Qubec                                           3,479,799       0.832%
2.06       Mississippi Stree                                     3,450,030       0.825%
2.07       Belton MO Tax Increment Rev                           3,400,000       0.813%
2.08       American General Financial Corp.                      3,397,909       0.812%
2.09       Archer Daniels Midland                                3,371,283       0.806%
2.10       Coca-Cola Enterprises                                 3,223,303       0.771%

                                       37                            (Continued)

                    FIDELITY SECURITY LIFE INSURANCE COMPANY

             Statutory Schedule of Investment Risks Interrogatories

                           December 31, 2003 and 2002

3. State the amounts and percentages of the reporting entity's total admitted assets held in bonds and preferred stocks by NAIC rating.

                                                                               PERCENT OF
                                                                             TOTAL ADMITTED
                                   BONDS                     AMOUNT              ASSETS
               ---------------------------------------   -------------       --------------
3.01           NAIC-1                                    $ 302,616,710          72.348%
3.02           NAIC-2                                       49,861,859          11.921%
3.03           NAIC-3                                       10,054,812           2.404%
3.04           NAIC-4                                        5,566,674           1.331%
3.05           NAIC-5                                          765,629           0.183%
3.06           NAIC-6                                          389,638           0.093%

                              PREFERRED STOCK
               ---------------------------------------
3.07           P/RP-1                                    $          --           0.000%
3.08           P/RP-2                                               --           0.000%
3.09           P/RP-3                                               --           0.000%
3.10           P/RP-4                                               --           0.000%
3.11           P/RP-5                                               --           0.000%
3.12           P/RP-6                                           31,500           0.008%

4. State the amounts and percentages of the reporting entity's total admitted assets held in foreign investments (regardless of whether there is any foreign currency exposure) and unhedged foreign currency exposure (defined as the statement value of investments denominated in foreign currencies which are not hedged by financial instruments qualifying for hedge accounting as specified in SSAP No. 31 - Derivative Instruments), including:

         (4.01)   Foreign-currency-denominated investments of $0;

         (4.02) Supporting insurance liabilities denominated in that same foreign currency of $0; and, excluding

         (4.03) Canadian investments and currency exposure of $0. Assets held in foreign investments less than 2.5% of the reporting entity's total admitted assets; therefore, detail not required for interrogatories 5 - 10.

         (4.04)                                                 Yes [ X ] No [ ]

5. Aggregate foreign investment exposure categorized by NAIC sovereign rating:

                                            AMOUNT              PERCENTAGE
                                          ---------             ----------
5.01           NAIC-1                     $      --               0.000%
5.02           NAIC-2                            --               0.000%
5.03           NAIC-3                            --               0.000%

                                       38                            (Continued)

                    FIDELITY SECURITY LIFE INSURANCE COMPANY

             Statutory Schedule of Investment Risks Interrogatories

                           December 31, 2003 and 2002

6. Two largest foreign investment exposures to a single country, categorized by the country's NAIC sovereign rating:

                                                AMOUNT          PERCENTAGE
                                              -----------       ----------
Countries rated NAIC-1:
6.01  Country:                                $       --          0.000%
6.02  Country:                                        --          0.000%

Countries rated NAIC-2:
6.03  Country:                                        --          0.000%
6.04  Country:                                        --          0.000%

Countries rated NAIC-3
6.05  Country:                                        --          0.000%
6.06  Country:                                        --          0.000%

7.       Aggregate unhedged foreign currency exposure $0              0%

8. Aggregate unhedged foreign currency exposure categorized by NAIC sovereign rating:

                                                         AMOUNT        PERCENTAGE
                                                       ---------       ----------
8.01  Countries rated NAIC-1                           $      --         0.000%
8.02  Countries rated NAIC-2                                  --         0.000%
8.03  Countries rated NAIC-3 or below                         --         0.000%

9. Two largest unhedged foreign currency exposures to a single country, categorized by the country's NAIC sovereign rating:

                                                         AMOUNT       PERCENTAGE
                                                       ---------      ----------
Countries rated NAIC-1:
9.01    Country:                                       $     --        0.000%
9.02    Country:                                             --        0.000%

Countries rated NAIC-2:
9.03    Country:                                             --        0.000%
9.04    Country:                                             --        0.000%

Countries rated NAIC-3 or below:
9.05    Country:                                             --        0.000%
9.06    Country:                                             --        0.000%

                                       39                            (Continued)

                    FIDELITY SECURITY LIFE INSURANCE COMPANY

             Statutory Schedule of Investment Risks Interrogatories

                           December 31, 2003 and 2002

10. List the 10 largest nonsovereign (i.e., nongovernmental) foreign issues:

                                                         AMOUNT         PERCENTAGE
                                                       -----------      ----------
10.01          NAIC rating:                            $       --         0.000%
10.02          NAIC rating:                                    --         0.000%
10.03          NAIC rating:                                    --         0.000%
10.04          NAIC rating:                                    --         0.000%
10.05          NAIC rating:                                    --         0.000%
10.06          NAIC rating:                                    --         0.000%
10.07          NAIC rating:                                    --         0.000%
10.08          NAIC rating:                                    --         0.000%
10.09          NAIC rating:                                    --         0.000%
10.10          NAIC rating:                                    --         0.000%

11. State the amounts and percentages of the reporting entity's total admitted assets held in Canadian investments and unhedged Canadian currency exposure, including Canadian-currency-denominated investments of:

                                                                         AMOUNT       PERCENTAGE
                                                                        ---------     ----------
11.01                                                                   $      --       0.000%
Supporting Canadian-denominated insurance liabilities of 11.01                 --       0.000%

         Assets held in Canadian investments less than 2.5% of the reporting entity's total admitted assets; therefore, detail not required for
         interrogatory 12. (11.03)                                Yes [X] No [ ]

12.      Aggregate Canadian investment exposure:

                                                                          AMOUNT      PERCENTAGE
                                                                        ---------     ----------
12.01          Canadian investments                                      $     --       0.000%
12.02          Unhedged Canadian currency exposure                             --       0.000%

                                       40                            (Continued)

                    FIDELITY SECURITY LIFE INSURANCE COMPANY

             Statutory Schedule of Investment Risks Interrogatories

                           December 31, 2003 and 2002

13. State the aggregate amounts and percentages of the reporting entity's total admitted assets held in investments with contractual sales restrictions (defined as investments having restrictions that prevent investments from being sold within 90 days).

         Assets held in investments with contractual sales restrictions less than 2.5% of the reporting entity's total admitted assets; therefore,
         detail not required for interrogatory 13.                Yes [X] No [ ]

                                                                          AMOUNT      PERCENTAGE
                                                                        ---------     ----------
13.01          Aggregate statement value of investments
                 with contractual sales restrictions                    $     --        0.000%
               Largest three investments with contractual
                 sales restrictions:
13.02                                                                         --        0.000%
13.03                                                                         --        0.000%
13.04                                                                         --        0.000%

14. State the amounts and percentages of admitted assets held in the largest 10 equity interests (including investments in the shares of mutual funds, preferred stocks, publicly traded equity securities, and other equity securities, and excluding money market and bond mutual funds listed in the Appendix to the SVO Practices and Procedures Manual as exempt or Class 1).

         Assets held in equity interests less than 2.5% of the reporting entity's total admitted assets; therefore, detail not required for
         interrogatory 14.                                        Yes [X] No [ ]

                         INVESTMENT CATEGORY             AMOUNT          PERCENTAGE
                         -------------------             ------          ----------
14.01                                                  $       --          0.000%
14.02                                                          --          0.000%
14.03                                                          --          0.000%
14.04                                                          --          0.000%
14.05                                                          --          0.000%
14.06                                                          --          0.000%
14.07                                                          --          0.000%
14.08                                                          --          0.000%
14.09                                                          --          0.000%
14.10                                                          --          0.000%

                                       41                     (Continued)

                    FIDELITY SECURITY LIFE INSURANCE COMPANY

             Statutory Schedule of Investment Risks Interrogatories

                           December 31, 2003 and 2002

15. State the amounts and percentages of the reporting entity's total admitted assets held in nonaffiliated, privately placed equities (included in other equity securities) and excluding securities eligible for sale under Securities Exchange Commission (SEC) Rule 144a or SEC Rule 144 without volume restrictions.

         Assets held in nonaffiliated, privately placed equities less than 2.5% of the reporting entity's total admitted assets; therefore, detail not
         required for interrogatory 15.                           Yes [X] No [ ]

                                                                          AMOUNT    PERCENTAGE
                                                                        ---------   ----------
15.01          Aggregate statement value of investments held in
                 nonaffiliated, privately placed equities               $     --       0.000%
               Largest three investments held in nonaffiliated
                 privately placed equities:
15.02                                                                         --       0.000%
15.03                                                                         --       0.000%
15.04                                                                         --       0.000%

16. State the amounts and percentages of the reporting entity's total admitted assets held in general partnership interests (included in other equity securities).

         Assets held in general partnership interests less than 2.5% of the reporting entity's total admitted assets; therefore, detail not
         required for interrogatory 16.                           Yes [X] No [ ]

                                                                          AMOUNT    PERCENTAGE
                                                                        ---------   ----------
16.01          Aggregate statement value of investments
                 held in nonaffiliated, privately placed equities       $      --     0.000%
               Largest three investments with contractual
                 sales restrictions:
16.02                                                                          --     0.000%
16.03                                                                          --     0.000%
16.04                                                                          --     0.000%

17. With respect to mortgage loans reported in schedule B, state the amounts and percentages of the reporting entity's total admitted assets held.

         Mortgage loans reported in schedule B less than 2.5% of the reporting entity's total admitted assets; therefore, detail not required for
         interrogatories 17 and 18.                               Yes [X] No [ ]

                                       42                            (Continued)

                    FIDELITY SECURITY LIFE INSURANCE COMPANY

             Statutory Schedule of Investment Risks Interrogatories

                           December 31, 2003 and 2002

         Each of the 10 largest aggregate mortgage interests. The aggregate mortgage interest represents the combined value of all mortgages secured by the same property or same group of properties:

                TYPE (RESIDENTIAL, COMMERCIAL, AGRICULTURAL)                AMOUNT       PERCENTAGE
                --------------------------------------------              ----------     ----------
17.01                                                                     $       --       0.000%
17.02                                                                             --       0.000%
17.03                                                                             --       0.000%
17.04                                                                             --       0.000%
17.05                                                                             --       0.000%
17.06                                                                             --       0.000%
17.07                                                                             --       0.000%
17.08                                                                             --       0.000%
17.09                                                                             --       0.000%
17.10                                                                             --       0.000%

18. Aggregate mortgage loans having the following loan-to-value ratios as determined from the most current appraisal as of the annual statement date:

                                         RESIDENTIAL                    COMMERCIAL                    AGRICULTURAL
                                  ------------------------       -----------------------       -------------------------
              LOAN-TO-VALUE       AMOUNT        PERCENTAGE       AMOUNT       PERCENTAGE       AMOUNT         PERCENTAGE
              -------------       ------        ----------       ------       ----------       ------         ----------
18.01          Above 95%          $   --          0.000%         $  --          0.000%         $  --            0.000%
18.02          91% to 95%             --          0.000%            --          0.000%            --            0.000%
18.03          81% to 90%             --          0.000%            --          0.000%            --            0.000%
18.04          71% to 80%             --          0.000%            --          0.000%            --            0.000%
18.05          Below 70%              --          0.000%            --          0.000%            --            0.000%

                                                                    AMOUNT         PERCENTAGE
                                                                   --------        ----------
18.06       Construction loans                                     $     --          0.000%
18.07       Mortgage loans over 90 days past due                         --          0.000%
18.08       Mortgage loans in the process of foreclosure                 --          0.000%
18.09       Mortgage loans foreclosed                                    --          0.000%
18.10       Restructured mortgage loans                                  --          0.000%

                                       43                            (Continued)

                    FIDELITY SECURITY LIFE INSURANCE COMPANY

             Statutory Schedule of Investment Risks Interrogatories

                           December 31, 2003 and 2002

19. State the amounts and percentages of the reporting entity's total admitted assets held in each of the five largest investments in one parcel or group of contiguous parcels of real estate reported in Schedule A, excluding property occupied by the company.

         Assets held in each of the five largest investments in one parcel or group of contiguous parcels of real estate reported in Schedule A less than 2.5% of the reporting entity's total admitted assets; therefore,
         detail not required for interrogatory 19.                Yes [X] No [ ]

                                                                    AMOUNT          PERCENTAGE
                                                                   --------         ----------
19.01                                                              $     --           0.000%
19.02                                                                    --           0.000%
19.03                                                                    --           0.000%
19.04                                                                    --           0.000%
19.05                                                                    --           0.000%

20. State the amounts and percentages of the reporting entity's total admitted assets subject to the following types of agreements:

                                                                                 AT END OF EACH QUARTER
                                                                            ---------------------------------
                                                      AT YEAR-END           1ST QTR      2ND QTR      3RD QTR
                                                  ----------------------    -------      -------      -------
20.01          Securities lending (do not
                 include assets held as
                 collateral for such
                 transactions)                    $    --         0.000%    $  --           --           --
20.02          Repurchase agreements                   --         0.000%       --           --           --
20.03          Reverse repurchase
                 agreements                            --         0.000%       --           --           --
20.04          Dollar repurchase agreements            --         0.000%       --           --           --
20.05          Dollar reverse purchase
                 agreements                            --         0.000%       --           --           --

21. State the amounts and percentages indicated below for warrants not attached to other financial instruments, options, caps, and floors:

                                                          OWNED                              WRITTEN
                                                 -------------------------           ------------------------
                                                 AMOUNT         PERCENTAGE           AMOUNT        PERCENTAGE
                                                 ------         ----------           ------        ----------
21.01          Hedging                           $   --           0.000%             $   --          0.000%
21.02          Income preparation                    --           0.000%                 --          0.000%
21.03          Other                                 --           0.000%                 --          0.000%

                                       44                            (Continued)

                    FIDELITY SECURITY LIFE INSURANCE COMPANY

             Statutory Schedule of Investment Risks Interrogatories

                           December 31, 2003 and 2002

22. State the amounts and percentages indicated below of potential exposure (defined as the amount determined in accordance with the NAIC Annual Statement Instructions) for collars, swaps, and forwards:

                                                                                 AT END OF EACH QUARTER
                                                                            ---------------------------------
                                                        AT YEAR-END         1ST QTR      2ND QTR      3RD QTR
                                                  ----------------------    -------      -------      -------
22.01          Hedging                            $    --         0.000%    $   --         --            --
22.02          Income generation                       --         0.000%        --         --            --
22.03          Replications                            --         0.000%        --         --            --
22.04          Other                                   --         0.000%        --         --            --

23. State the amounts and percentages indicated below of potential exposure (defined as the amount determined in accordance with the NAIC Annual Statement Instructions) for futures contracts:

                                                                                 AT END OF EACH QUARTER
                                                                            ---------------------------------
                                                        AT YEAR-END         1ST QTR      2ND QTR      3RD QTR
                                                  ----------------------    -------      -------      -------
23.01          Hedging                            $  --           0.000%    $    --         --           --
23.02          Income generation                     --           0.000%         --         --           --
23.03          Replications                          --           0.000%         --         --           --
23.04          Other                                 --           0.000%         --         --           --

24. State the amounts and percentages of the 10 largest investments included in the Write-ins for Invested Assets category included on the summary investment schedule:

                   TYPE (RESIDENTIAL, COMMERCIAL, AGRICULTURAL)              AMOUNT       PERCENTAGE
                   --------------------------------------------              ------       ----------
24.01                                                                        $    --        0.000%
24.02                                                                             --        0.000%
24.03                                                                             --        0.000%
24.04                                                                             --        0.000%
24.05                                                                             --        0.000%
24.06                                                                             --        0.000%
24.07                                                                             --        0.000%
24.08                                                                             --        0.000%
24.09                                                                             --        0.000%
24.10                                                                             --        0.000%

See accompanying independent auditors' report.

                                       45



                                     PART C

                                OTHER INFORMATION


ITEM  24.    FINANCIAL  STATEMENTS  AND  EXHIBITS

A.    FINANCIAL  STATEMENTS

The financial statements of the Company are included in Part B hereof. Pursuant to a letter received from Brian D. Bullard, Chief Accountant, Division of Investment Management, dated July 29, 2004, no financial statements of the Separate Account are included herewith.

B.    EXHIBITS

     1.(i) Resolution of Board of Directors of London Pacific Life & Annuity Company (London Pacific) authorizing the establishment of the Separate Account.*

      (ii) Resolution of Fidelity Security Life Insurance Company (Fidelity) authorizing Fidelity to enter into a Reinsurance Agreement with London Pacific.**

     (iii) Order for Approval of Coinsurance, Modified Coinsurance and Assumption Reinsurance Agreement.**

     2.   Not Applicable.

     3.   Form of Principal Underwriter's Agreement.

     4.   Individual Fixed and Variable Deferred Annuity Contract.*
          (i)  Enhanced Death Benefit Endorsement.*

     5.   Application Form.*

     6.   (i) Copy of Articles of Incorporation of the Company.+
          (ii)  Copy  of  the  Bylaws  of  the  Company.+

     7.   Not Applicable.

     8.   (i)   Form of Participation Agreement among The Universal
                Institutional Funds, Inc., Morgan Stanley & Co.
                Incorporated, Morgan Stanley Investment Management
                Inc., and Fidelity Security Life Insurance Company.

          (ii) Form of Fund Participation Agreement by and among Scudder Investments VIT Funds, Deutsche Asset Management, Inc. and Fidelity Security Life Insurance Company.

          (iii) Form of Fund Participation Agreement by and between Fidelity Security Life Insurance Company, Insurance Series and Federated Securities Corp.

          (iv) Form of Participation Agreement among MFS Variable Insurance Trust, Fidelity Security Life Insurance Company and Massachusetts Financial Services Company.

          (v) Form of Coinsurance, Modified Coinsurance and Assumption Reinsurance Agreement By and Between London Pacific Life & Annuity Company in Receivership and Fidelity Security Life Insurance Company.

     9.   Opinion and Consent of Counsel.

     10.  Consent of Independent Registered Public Accounting Firm.

     11.  Not Applicable.

     12.  Not Applicable.

     13.  Not Applicable.

     14.  Not Applicable.

     15.  Company Organizational Chart.++

     27.  Not Applicable.


* Incorporated herein by reference to Registrant's Form N-4 (File No. 333-1779) as electronically filed on March 18, 1996.

+ Incorporated herein by reference to Registrant's Form N-4 (File Nos. 333-69647 and 811-09167) electronically filed on December 23, 1998.

++ Incorporated by reference to Post-Effective Amendment No. 3 to Form N-4 (File Nos. 333-69647 and 811-09167) electronically filed on April 26, 2002.

** Incorporated herein by reference to Registrant's Form N-4 (File Nos. 333-116594 and 811-8890) electronically filed on June 17, 2004.

ITEM  25.    DIRECTORS  AND  OFFICERS  OF  THE  DEPOSITOR

The following are the Executive Officers and Directors of the Company:

Name and Principal         Position and Offices
Business Address           with Depositor
-------------------------  ---------------------------------------
Richard Forrest Jones         Chief Executive Officer, Chief Financial
                              Officer, President, Treasurer and Director

Michael Eugene Hall           Senior Vice President, Director

Mark Linsley Burley           Vice President of Administration

William Robert Hobbs II       Vice President, Controller and Assistant Secretary

David James Smith III         Senior Vice President, Secretary and Director

Dorothy Marie Jones           Director

Albert Harry Wohlers          Director
1440 N. Northwest Hwy.
Park Ridge, IL

George John Bereska           Director

Richard L. Andrews            Director
118 Hill Hall
Columbia, MO

Larry G. Vogt                 Director
3822 Summit
Kansas City, MO 64111

David G. Ruf, Jr.             Director

* The principal business address for all officers and directors listed above is 3130 Broadway, Kansas City, Missouri 64111-2406 except as noted above.



ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

The Company organizational chart is incorporated herein by reference to Post-Effective Amendment No. 3 to Form N-4 (File Nos. 333-69647 and 811-09167) electronically filed on April 26, 2002.

ITEM  27.    NUMBER  OF  CONTRACT  OWNERS

Not Applicable.

ITEM  28.    INDEMNIFICATION

The Bylaws of the Company (Article XII) provide, in part, that:

The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted directors and officers or controlling persons of the Company pursuant to the foregoing, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM  29.  PRINCIPAL  UNDERWRITERS


     (a) Not Applicable.

     (b) National Pension & Group Consultants, Inc. ("NPGC") is the principal underwriter for the Contracts. The following persons are the officers and directors of NPGC. The principal business address for each officer and director of NPGC is 3130 Broadway, Kansas City, MO 64111-2406.

      Name and Principal  Positions and Offices
      Business Address    with Underwriter
      ----------------    ----------------

      Richard F. Jones    President, Treasurer
      Michael E. Hall     Vice President
      Stephen A. Elliott  Chief Compliance Officer and Secretary


     (c)  Not  Applicable.

ITEM  30.  LOCATION  OF  ACCOUNTS  AND  RECORDS

Daniel Surber, whose address is 3130 Broadway, Kansas City, MO 64111-2406, maintains physical possession of the accounts, books or documents of the Separate Account required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder.

ITEM  31.  MANAGEMENT  SERVICES

Not  Applicable.

ITEM  32.  UNDERTAKINGS

     a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen
(16) months old for so long as payment under the variable annuity contracts may be accepted.

     b. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

     c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

     d. Fidelity Security Life Insurance Company ("Company") hereby represents that the fees and charges deducted under the Contract described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, as amended, the Registrant certifies that it has caused this Registration Statement to be signed on its behalf, in the City of Kansas City, and State of Missouri on this 9th day of August, 2004.

                              LPLA  SEPARATE  ACCOUNT  ONE
                              ----------------------------------------------
                              Registrant

                          By: Fidelity Security Life Insurance Company
                              ----------------------------------------------


                          By: /s/RICHARD F. JONES
                              ----------------------------------------------




                          By: FIDELITY SECURITY LIFE INSURANCE COMPANY
                              ----------------------------------------------
                              Depositor


                          By: /s/RICHARD F. JONES
                              ----------------------------------------------




As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and the dates indicated.

Signature                     Title                      Date
- ---------                   -----                      ----

                            Chief Executive Officer,
/s/RICHARD F. JONES         Chief Financial Officer,     8-9-04
- -----------------------   President, Treasurer         --------
Richard F. Jones            and Director (Principal
                            Executive Officer and
                            Principal Financial
                            Officer)


/s/DAVID J. SMITH
- -----------------------   Director                     8-9-04
David J. Smith                                           --------





/s/WILLIAM R. HOBBS II     Vice President, Controller    8-9-04
- -----------------------  and Assistant Secretary       --------
William R. Hobbs II



/s/MICHAEL E. HALL         Director                      8-9-04
- -----------------------                                --------
Michael E. Hall



/s/DOROTHY M. JONES        Director                      8-9-04
- -----------------------                                --------
Dorothy M. Jones



/s/ALBERT H. WOHLERS       Director                      8-9-04
- -----------------------                                --------
Albert H. Wohlers



/s/LARRY G. VOGT           Director                      8-9-04
- -----------------------                                --------
Larry G. Vogt



/s/GEORGE J. BERESKA       Director                      8-9-04
- -----------------------                                --------
George J. Bereska


/s/RICHARD L. ANDREWS      Director                      8-9-04
- -----------------------                                --------
Richard L. Andrews


/s/DAVID G. RUF, JR.       Director                      8-9-04
- -----------------------                                --------
David G. Ruf, Jr.





                                  EXHIBITS TO

                         PRE-EFFECTIVE AMENDMENT NO. 1 TO

                                    FORM N-4

                           LPLA SEPARATE ACCOUNT ONE


                                       OF

                    FIDELITY SECURITY LIFE INSURANCE COMPANY


                               INDEX TO EXHIBITS


Exhibit                                                                              Page

EX-99.B.3       Form of Principal Underwriter's Agreement.

EX-99.B.8(i)    Form of Participation Agreement among The Universal
                Institutional Funds, Inc., Morgan Stanley & Co. Incorporated,
                Morgan Stanley Investment Management Inc., and Fidelity Security
                Life Insurance Company.

EX-99.B.8(ii)   Form of Fund Participation Agreement by and among Scudder
                Investments VIT Funds, Deutsche Asset Management, Inc. and
                Fidelity Security Life Insurance Company.

EX-99.B.8(iii)  Form of Fund Participation Agreement by and between Fidelity
                Security Life Insurance Company, Insurance Series and Federated
                Securities Corp.

EX-99.B.8(iv)   Form of Participation Agreement among MFS Variable Insurance
                Trust, Fidelity Security Life Insurance Company and
                Massachusetts Financial Services Company.

EX-99.B.8(v)    Form of Coinsurance, Modified Coinsurance and Assumption Reinsurance
                Agreement By and Between London Pacific Life & Annuity
                Company in Receivership and Fidelity Security Life Insurance
                Company.

EX-99.B.9       Opinion and Consent of Counsel.

EX-99.B.10      Consent of Independent Registered Public Accounting Firm.
